SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2005

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.

(Translation of registrant’s name into English)

Avenida HUERGO 723 Ground Floor (C1107AOH) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS
Item

1	Offering Circular dated April 23, 2004, regarding Telefónica de Argentina S.A.’s Program for the issue of non-convertible negotiable obligations for a maximum principal amount not to exceed pesos 1,500,000,000 (or its equivalent in other currencies).

2	Pricing Supplement dated May 14, 2004, to the Offering Circular of the Program dated April 23, 2004, regarding Class LESEP Series May-2005 (Letras del Sector Privado) for a principal amount of AR$163,264,000.

3	Pricing Supplement dated October 8, 2004, to the Offering Circular of the Program dated April 23, 2004 and to the update thereof, dated June 22, 2004, regarding Class 2 Notes for an aggregate global principal amount of AR$ 150,000,000 to be issued in one or two Series.

4	Pricing Supplement dated January 13, 2005, to the Offering Circular of the Program dated April 23, 2004 and to the update thereof, dated January 5, 2005, regarding Class 3 Notes for an aggregate global principal amount of AR$ 150,000,000 to be issued in one or two Series.

Item 1

OFFERING CIRCULAR

Telefónica
__________

Telefónica de Argentina S.A.
Program for the issue of
non-convertible negotiable obligations
for a maximum principal amount not to exceed pesos 1,500,000,000
(or its equivalent in other currencies)

        Under the Program for the issue of non-convertible negotiable obligations for a maximum principal amount not to exceed Pesos 1,500,000,000 (the “Program”) herein described, Telefónica de Argentina S.A. (the “Company” or the “Issuer”), a sociedad anónima pursuant to the laws of the Republic of Argentina (“Argentina”), may, from time to time, issue in different Classes and/or Series (as defined herein) its Notes (the “Notes”). The maximum aggregate principal amount of the Notes at any time outstanding under the Program shall not exceed Pesos 1,500,000,000 (or its equivalent in other currencies calculated in the manner described herein).

        The establishment of the Program was authorized by a resolution of the general shareholders’ meeting passedon December 19, 2003, and the terms and conditions contained therein were approved by the Board of Directors at the meeting held on March 22, 2004.

        Public Offer authorized by Resolution No. 14,779 dated April, 23 2004 of the Comisión Nacional de Valores (the Argentine National Securities Commission) (hereinafter the “CNV”). This authorization only means that all requirements related to information have been met. The CNV has not passed any judgment regarding data included in this Offering Circular. The veracity of all accounting, financial and economic information, as well as all other information contained in this Offering Circular is the exclusive responsibility of the Board of Directors of the Company and, in the applicable parts, of the Supervisory Committee of the Company and the auditors in connection with the reports respectively issued by them on the financial statements attached hereto. The Board of Directors of the Company has stated under oath that this Offering Circular contains, as of the date of its publication, accurate and sufficient information on all material facts which may affect the economic and financial condition of the Company, and all other information that must be furnished to investors in accordance with applicable laws.

        Application may be made to list the Notes on the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange) (the “BCBA”) or on the Mercado Abierto Electrónico (Argentine OTC Market) (the “MAE”). Furthermore, application may be made by the Company to authorize the listing of one or more Classes and/or Series of Notes on one or more stock exchanges and/or self-regulatory markets, in accordance to the provisions set forth in relation thereto in the Pricing Supplement of such Class and/or Series.

        The Company has opted for the Program not to be rated by any rating agency, instead each Class and/or Series issued under such Program shall be rated and the rating granted to it shall be set forth in the relevant Pricing Supplement.

        For a discussion of certain factors to be considered in connection with an investment in the Notes, see “Risk Factors” beginning on page [__] of this Offering Circular.

This Offering Circular is dated April 23, 2004
The Arranger is Banco Río de la Plata S.A.

        No dealer, salesman or any other person has been authorized to give any information or to make any representation not contained in this Offering Circular and in any applicable Pricing Supplement, (sometimes mentioned herein, jointly, as the "Offering Circular") in relation to the offer described in this Offering Circular and in such Pricing Supplement, and if given or made, such information or representations must not be relied upon as having been authorized by the Issuer or the Arranger or the relevant dealers. This Offering Circular does not constitute an offer to sell, or a solicitation of an offer to buy Notes different from those specifically offered herein or any Notes offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Offering Circular nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the business of the Issuer since the date hereof or that the information contained or incorporated herein is correct as of any time subsequent to its date.

        Neither this Offering Circular nor any Pricing Supplement shall be considered a recommendation to buy Notes by the Issuer or the Arranger or of any of the dealers to the holder of this Offering Circular or of any Pricing Supplement. The distribution of this Offering Circular and of any Pricing Supplement, and the offering, sale and delivery of Classes and/or Series of Notes may be restricted by law. Persons in whose possession this Offering Circular comes are required to apprise themselves of, and to observe such restrictions. To obtain any information on some restrictions that apply to the offering, sale and the delivery of Notes and to the distribution of this Offering Circular and any other document relevant to the offering, see “Offering and Listing –Distribution Plan – Subscription and Sale”. Any other restriction shall be applied in accordance with the terms set forth in the relevant Pricing Supplement.

IN CONNECTION WITH THE ISSUANCE AND DISTRIBUTION OF THE NOTES UNDER THE PROGRAM, THE DEALERS THAT ARE DISCLOSED AS THE STABILIZING DEALERS IN THE APPLICABLE PRICING SUPPLEMENT OF EACH CLASS AND/OR RELEVANT SERIES OF NOTES MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OF THE SERIES THAT COMPRISE SUCH CLASS AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE MARKET, PURSUANT TO THE PROVISIONS CONTAINED IN DECREE No. 677/01 AND GENERAL RESOLUTION No. 400 OF THE CNV. SUCH STABILIZING ACTION, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

IX. OFFERING AND LISTING

a) Description of the Offering and Listing

Summary of the Terms and Conditions of the Program

The following summary of the terms and conditions of the Program does not purport to be complete and is qualified in its entirety by the detailed information included elsewhere in this Offering Circular.

Issuer	Telefónica de Argentina S.A.

Description	Program for the Issue of Notes

Arranger	Banco Río de la Plata S.A.

Dealers	Such dealer or dealers as may be appointed in the Pricing Supplement of each Class and/or Series.

Registrar and
Paying Agent	Caja de Valores S.A. or any one or more entities, as may be appointed in the relevant Pricing Supplement.

Amount	Up to $ 1,500,000,000 (one thousand five hundred million Pesos) at any time outstanding (or its equivalent in other currencies).

Form	The Notes of each Class and/or Series (as defined below) may be represented by non-endorsable Certificated Registered Notes or they may be issued in book-entry or global form, (the “Registered Notes”) or, if authorized by the applicable law effective at that time, by Bearer Notes
(the “Bearer Notes”). See "--Terms and Conditions of the Notes -- Form".

Pursuant to the provisions included under Law No. 24,587, at present
Argentinean companies cannot issue corporate bearer notes.

Currencies	The Notes may be denominated in (i) Pesos or in such other legal tender as may hereafter be used in lieu thereof, or (ii) in any foreign currency, as may be specified in the relevant Pricing Supplement, subject to compliance with all applicable legal requirements.

Term and Amortization
of each Class and /or Series	The maximum and minimum terms as may be specified in the relevant
Pricing Supplement, subject to compliance with all applicable legal requirements. The Notes shall be redeemed in the manner and as of the dates set forth in the applicable Pricing Supplement.

Duration of the Program	Five years as from the authorization granted by the CNV.

Issue of Classes of Notes	Notes shall be issued in different Classes (“Classes”). All Notes of the same Class shall be subject to the same conditions, but their issue date, interest rate, price and interest commencement date, among others, may differ. Notes of the same Class that differ as described above shall belong to the same Series of Notes (a “Series”).

Issue Price	The Notes of any Class and/or Series may be issued at par or at a discount or at a premium to par, provided it is authorized by the applicable law and as may be specified in the relevant Pricing Supplement.

Interest	The Notes may (i) accrue interest on a fixed-rate basis or at a floating rate or as may otherwise be specified in the applicable Pricing Supplement or
(ii) on a non-interest bearing basis (zero coupon Notes). Interest on the
Notes, if any, shall accrue as from the date of issue or as from the interest commencement date, as set forth in the applicable Pricing Supplement and such interest shall be payable on each one of the interest payment dates and on the maturity date, if applicable, and shall be calculated and estimated in the manner specified in the relevant Pricing Supplement.

Voluntary Redemption
by the Issuer	The Notes may be redeemed at the option of the Issuer as provided in this
Offering Circular and as may be specified in the relevant Pricing
Supplement, subject to compliance with all applicable legal requirements.
See "—Terms and Conditions of the Notes – Voluntary Redemption by the
Issuer".

Purchase or Acquisition
of the Notes by the Issuer	The Issuer or any of its controlled companies or affiliates may, pursuant to applicable law, at any time and in any manner, purchase or acquire in any other way outstanding Notes of any Class and/or Series and carry out in relation to them any legal act allowed by law, and in that case the
Issuer or any of its controlled companies or affiliates, as the case may be, may, among other things, hold such Notes, or transfer them to third parties or cancel such Notes.

Denomination	The Notes of each Class and/or Series shall be issued in the denominations specified in the applicable Pricing Supplement.

Taxes	Payments on the Notes by the Issuer shall be made net of tax deductions or withholdings for or on account of taxes payable by the Holder and effective at the time of each payment.

At present there are certain tax benefits that result from investing on negotiable obligations. To obtain more information, see “Additional
Information – Tax Burden”.

Governing Law and
Jurisdiction	Argentina. See “—Terms and Conditions of the Notes – Governing Law
and – Jurisdiction. Arbitration Proceedings. Summary Enforcement”.

Listing	The Notes may be listed on the BCBA or the MAE. Furthermore, the
Issuer may apply for authorization to list one or more Classes and/or
Series of Notes in one or more stock exchanges and/or self-regulated markets, or may decide not to list such Notes in any of them, as specified in the applicable Pricing Supplement.

Rating	This Program has not been rated by any rating agency. Each Class and/or
Series may or may not be rated, as set forth in the relevant Pricing
Supplement.

Further Issues
of Notes	The Company may, from time to time, without the consent of the Holders of any of the outstanding Notes and subject to the authorization of the
CNV, create and issue further Notes having the same terms and conditions of such outstanding Notes in all respects (except for their dates of issue, interest rate, or interest commencement date and/or issue price) and so that such newly created and issued Notes be considered part of the same Class and/or Series as the outstanding Notes.

Use of Proceeds	Net proceeds obtained from the placement of the Notes to be issued under the Program shall be used by the Company for one or more of the purposes set forth in the Negotiable Obligations Law as amended, that as of the date of issue of this Offering Circular are as follows: (i) investments in tangible assets located in Argentina and/or (ii) working capital in the country and/or (iii) refinancing liabilities and/or (iv) payment of capital contributions to controlled companies or affiliates which shall use such contributions exclusively for the foregoing purposes. The specific use of proceeds from the issue of each Class and/or Series under the Program shall be set forth in the relevant Pricing Supplement, pursuant to a specific allocation plan that shall be prepared at that time.

Summary Enforcement	In the event the Company defaults in the payment of principal, premium
(if any) or interest upon maturity, any Holder of Notes may file summary enforcement proceedings, pursuant to section 29 of the Negotiable
Obligations Law.

Terms and Conditions of the Notes

1. General

        Find below a description of the terms and conditions of the Notes (the "Securities" or the "Notes") that shall be issued by the Company under this Program for the Issue of Notes (the "Program"). The conditions shall be applicable to each of the Classes ("Class") and/or Series (“Series”) of Notes to be issued under the Program. Notwithstanding the foregoing, the Pricing Supplement relevant to each Class and/or Series may set forth other conditions in respect thereof, in which case such new conditions shall supersede and/or supplement these terms and conditions in respect of such Class and/or Series. Whenever the terms and conditions of any Class and/or Series of Notes are modified, the relevant Pricing Supplement shall be attached hereto and be deemed incorporated to such Class and/or Series.

        The Notes to be issued under the Program shall be Obligaciones Negociables, pursuant to the Ley de Obligaciones Negociables N° 23.576 (Negotiable Obligations Law No. 23,576) as amended, and such Notes shall be entitled to the benefits granted in such Law and shall be subject to the requirements set forth therein.

        The establishment of the Program was authorized by a resolution of the general shareholders’ meeting passedon December 19, 2003, and the terms and conditions contained therein were approved by the Board of Directors at the meeting held on March 22, 2004.

        The Holders of the Notes shall be deemed to have apprised themselves of all the provisions of the Program and, if applicable, of the terms of the relevant Pricing Supplement, and such terms and conditions shall be binding upon them.

2. Form, Amount, Currency, Term and Amortization, issuance in classes

Form of the Notes

        The Notes shall be not convertible negotiable obligations and shall comply with all the requirements of the Negotiable Obligations Law as amended and supplemented, and any other applicable regulation effective at the time of issue of each Class and/or Series.

        The Notes of each Class and/or Series may be represented by non-endorsable Certificated

Registered Notes or be issued in book-entry or global form, (the “Registered Notes”) or, if authorized by the applicable law effective at that time, by Bearer Notes (the “Bearer Notes”).

        The Notes represented by non-endorsable Certificated Registered Notes shall be numbered consecutively, lettered, or otherwise identified in such manner or in accordance with such plan as the members of the Board of Directors and of the Supervisory Committee executing such Notes may determine.

        The Notes represented by global notes or issued in book-entry form shall be deposited and/or registered with the common depositary systems approved by the CNV as specified in the relevant Pricing Supplement. See "—Title, Registration, Transfer and Liens ".

        Pursuant to the provisions included under Law No. 24,587, at present Argentinean companies cannot issue corporate securities in bearer form.

Amount

        The maximum outstanding principal amount of Notes that shall be issued under the Progam from time to time shall not exceed $ 1,500,000,000 (one thousand five hundred million Pesos) or its equivalent in any other currency.

        With the purpose of determining the amount of the outstanding Notes on the date of issue of each Class and/or Series, in the event that such Notes be issued in a currency other than Pesos, the formula or procedure to be used when determining the equivalent amount of the currency being used in each issue and the Peso shall be included in the relevant Pricing Supplement.

Currency

        The Notes may be denominated in (i) Pesos or in such other legal tender as may be used in lieu thereof, or (ii) in any foreign currency, as may be specified in the relevant Pricing Supplement, subject to compliance with all applicable legal requirements.

Term and Redemption of each Class and/or Series

        The maximum and minimum terms as may be specified in the relevant Pricing Supplement, subject to any applicable legal requirement.

        The Notes shall be redeemed in the manner and as of the dates as may be set forth in the applicable Pricing Supplement.

Issue of Classes of Notes

        Notes shall be issued in different Classes. All the Notes of the same Class shall be subject to the same conditions, but their issue date, interest rate, price and interest commencement date, among others, may differ. The Notes of the same Class that may differ as described above shall belong to the same Series of Notes.

3. Delivery of Definitive Notes

        Upon the occurrence and notice of an Event of Default (including those Events of Default described herein and those that may be set forth in the applicable Pricing Supplement) and upon any payment under the Notes becoming due and payable, (a) the holders of Notes represented by Global Notes deposited and/or registered with common depositary systems may request that Definitive Notes duly signed by the Issuer (the “Definitive Notes”) be delivered upon submission of evidence of title (whereupon the account shall be blocked), at the office specified by the Issuer in the relevant Pricing Supplement; and (b) the holders of Notes issued in book-entry form, may request directly from the Registrar the relevant balance statement of the account set forth under subsection e) of section 4 of Decree No. 677/01 (whereupon the account shall be blocked ) in order to file claims of any nature whatsoever. In the case of subsection (a) the Definitive Notes shall be available at the request of the holder at the address specified in the relevant Pricing Supplement within the 30 business days following such submission of request.

        Pursuant to Section 4° “in fine” of Decree No. 677/01, title certificates may be issued by the entity administering the common depositary system in which such global certificates are registered or by the entity administering common depositary systems, that has an interest in the global certificate registered in the common depositary system administered by another entity.

4. Duration of the Program, Denomination, Issue Price and Ranking

Duration of the Program

        Pursuant to applicable law, any issue of Classes and/or Series of Notes must be made during the five-year (5) period beginning the moment the CNV authorizes the Program.

Denomination

        The Notes of each Class and/or Series shall be issued in the denominations specified in the applicable Pricing Supplement.

Issue Price

        The Notes of any Class and/or Series may be issued at par or at a discount or premium to par, provided it is authorized by the applicable law and as may be specified in the relevant Pricing Supplement.

Ranking

        The Notes shall constitute direct, unsubordinated obligations of the Company ranking pari passu, with no preference whatsoever among them, with all other unsecured and unsubordinated Indebtedness now or hereafter outstanding, except for such other Indebtedness as may be entitled to any priority of payment under contractual or legal provisions.

5. Title, Registration, Transfer and Liens

Title

        Registered Notes. Title to the Registered Notes shall be transferred through the registration of such transfer in the Register (the "Register") maintained by the Registrar (Caja de Valores S.A. or any other entity appointed to act as a registrar for such Class and/or Series).

        Bearer Notes. Title to the Bearer Notes passes by mere delivery, provided their issue is allowed by law. The Issuer and the Paying Agent may consider and treat the Holder of any Bearer Note as the absolute owner thereof. Bearer Notes may be issued so long as the issue thereof is allowed under Argentine law.

        In the event Registered Notes (i) are represented by global notes or (ii) are kept in registered form, such Notes may be deposited and/or registered with the following common depositary systems: Caja de Valores S.A., Clearstream, Euroclear Operations Centre and The Depositary Trust Company or with any other common depositary system authorized from time to time by the CNV and as specified in the applicable Pricing Supplement.

Registration

        The Registrar shall keep the Register of Notes pursuant to the applicable laws and regulations. Pursuant to this Program, the Holder of a Registered Note means the person in whose name such Registered Note is entered in the Register at a given time.

        In the event the Notes are issued in book-entry form and registered with the Caja de Valores S.A., the registration of such Notes shall be kept by Caja de Valores S.A.

        In the event the Notes are issued in the form of global notes, the registration of such Notes shall be kept by the Issuer.

Transfer of Registered Notes

        The transfer of Certificated Registered Notes shall be effected through the delivery of the certificated note that represents such Certificated Registered Note at the office established for that purpose by the Issuer in the relevant Pricing Supplement and said transfer shall be recorded in the Register maintained to that end. The Certificated Registered Notes may be transferred only in integral multiples in accordance with the denominations authorized for each Class and/or Series.

        In the event that the Registered Notes are kept in book-entry form, transfer of title to such Notes shall be effected pursuant to the applicable procedures of the system in which such Notes are registered.

        In the event that the Registered Notes are represented by global certificates deposited and/or registered in the common depositary systems that the CNV authorizes from time to time and as set forth in the relevant Pricing Supplement, the transfer of title to such Notes shall be effected pursuant to the applicable procedures of the system in which such Notes are deposited and/or registered.

Liens

        The Registrar shall record in the relevant Register and on the back of the Certificated Registered Note, in the space provided for such purpose, any pledge, lien or encumbrance in accordance with any notice in writing or instruction received from the Holder of such Note or any order issued by any court having competent jurisdiction.

6. Principal and Interest

Payment of Principal

        The principal of each Class and/or Series of Notes shall be redeemed in the manner and on the dates set forth in the applicable Pricing Supplement. All payments on the Notes of any Class and/or Series shall be distributed pro rata among all the outstanding Notes of such Class and/or Series, with no preference or priority of any kind whatsoever among the Notes of such Class and/or Series, unless provided otherwise in the relevant Pricing Supplement.

Interest

        The Notes may (i) bear interest on a fixed rate basis or at a floating rate or as may be otherwise specified in the applicable Pricing Supplement or (ii) on a non-interest bearing basis (zero coupon Notes).

        In all cases, the Notes shall bear interest from the issue date or from the interest commencement date, as specified in the applicable Pricing Supplement; and such interest shall be payable on each interest payment date and, if appropriate, at maturity and they shall be estimated and determined in the manner set forth in the relevant Pricing Supplement.

Penalty Interest

        Any interest amount that is not timely paid or any payment of interest that is not made in the stipulated manner, whatever the reason for the delay, shall bear penalty interest on the unpaid amounts from the date of maturity until such payment is effectively made available to the Paying Agent, at the interest rate applicable to the period that is overdue and unpaid, increased as set forth in the applicable Pricing Supplement.

        No penalty interest shall accrue if the delay in making funds due, available to the Holder is not attributable to the Issuer, provided the Issuer has made said funds available to the appropriate Paying Agent as early as indicated by the Paying Agent in order to make such funds available to the Holder on the relevant maturity date.

7. Currency of Payment

        All payments to be made by the Company under the Notes shall be made in the currency set forth under the applicable Pricing Supplement. In the event that the Notes are denominated in a currency other than Pesos or in the currency of such other legal tender as may hereafter be used in lieu thereof, payments shall be made in the currency specified in compliance with the laws that may be rendered applicable, or in Pesos or in the currency of such other legal tender as may hereafter be used in lieu thereof, as set forth in the relevant Pricing Supplement.

8. Payment Dates

        Payments of principal and interest on the Notes of each Class and/or Series must be made on the dates set forth in the applicable Pricing Supplement. If any date for the payment of principal and/or interest would fall on a day that is not a banking business day, such payment shall be made on the next succeeding banking business day, and no interest shall accrue for the period between the original payment date and the next succeeding banking day. A banking day shall be deemed to be, with respect to the Notes denominated in Pesos, any day on which the banks of the City of Buenos Aires are open for business and carry out banking and exchange transactions under normal conditions, or in the case of Notes denominated in any currency other than Pesos, a banking day shall be deemed to be any day on which the banks of the city of Buenos Aires and those of the main financial center in the country of the relevant currency are open for business and carry out banking and exchange transactions under normal conditions. Notwithstanding the foregoing, a new definition for “business day” may be provided in the relevant Pricing Supplement.

9. Payments

        The Paying Agent shall only make payments under the Notes, provided sufficient funds for such payment are made available by the Issuer in the appropriate currency. The Paying Agent is not liable for the timely payment of any amount whatsoever under the Notes if such amount has not been previously provided by the Issuer.

Payment on Registered Notes

        Unless otherwise stipulated in the applicable Pricing Supplement, the payment of interest on any Registered Note of any Class and/or Series, on the payment date set forth for that purpose shall be made to the Holder of Registered Notes whose name appears in the Register on the fifth business day prior to the relevant interest payment date. Final payments of principal on any of the Registered Notes of each Class and/or Series, in the event that such Notes are represented by certificated notes, shall be made only against the presentation and delivery of said Registered Note at the office of the Paying Agent, subject to any tax law or regulation or any other applicable law or regulation of any kind whatsoever.

        Payments with respect to each Class and/or Series shall be made in the manner set forth in the relevant Pricing Supplement.

Payment on Bearer Notes

        Except as otherwise set forth in the applicable Pricing Supplement, payments of principal and interest on the Bearer Notes of each Class and/or Series (if such Notes can be issued) shall be made against the presentation of the Bearer Note or the respective coupon, as the case may be, at the office of the Paying Agent between the fifth and ninth banking business day before the relevant payment date, in the manner set forth in the applicable Pricing Supplement. If the Holders do not make the above-mentioned presentation within the stated period, they shall receive such payment on the banking business day, following the day on which they made the required presentation.

10. Statute of Limitations

        Claims against the Company for the payment of principal or interest related to the Notes shall be barred by the statute of limitations after 10 and 4 years, respectively, from the relevant payment date.

11. Voluntary Redemption by the Issuer

        The Notes may be redeemed, at the sole option of the Issuer, at any time and under any circumstances, either in whole or in part, at a redemption price equal to 100% of the par value thereof, plus accrued and unpaid interest thereon, to the redemption date. An additional compensation payment may be stipulated, provided it is set forth in the relevant Pricing Supplement.

Notice of Redemption

        In the event the Issuer decides to redeem any Class and/or Series of Notes, in whole or in part, and except otherwise provided in the applicable Pricing Supplement, a notice of redemption shall be sent to the Holders of the Notes of the Class and/or Series to be redeemed, to the CNV and to the self-regulatory entities on which the Notes to be redeemed are listed, as the case may be, pursuant to the terms of this Offering Circular under the section entitled “Notices” that follows below.

        Such notice shall state the principal amount to be redeemed, the redemption price, the place or places of payment, it shall mention that payment shall be made against the presentation and delivery of the Notes to be redeemed (if applicable), that interest accrued up to the date fixed for redemption shall be paid in accordance to the terms set forth in such notice and that as of that date and thereafter the Notes to be redeemed, or part thereof, shall cease to bear interest. Such notice shall also include any other issue to be included in it pursuant to the applicable legislation. In the case of a partial redemption of any Class and/or Series of Notes, the redemption notice shall indicate the percentage of principal to be redeemed and shall determine, unless specified otherwise, that on the date fixed for redemption and thereafter, one or more new Notes shall be issued, against delivery of such Note (if applicable), for a principal amount equal to the portion of the Note that has not been redeemed, if it were applicable.

        Unless otherwise set forth in the applicable Pricing Supplement, at least one business day before the redemption date specified in the redemption notice sent pursuant to the terms herein, the Issuer shall deposit with the Paying Agent enough money to redeem, as of the redemption date, the Notes of the Class and/or Series to be redeemed, at the redemption amount thereof, plus the interest accrued to the date fixed for redemption.

Payment of Notes to be Redeemed

        The redemption payment of the Notes of one Class and/or Series shall be effected pursuant to the terms set forth under “Principal and Interest”.

12. Purchase or Acquisition of Notes by the Issuer

        The Issuer or any of its controlled companies or affiliates may, pursuant to the applicable law, at any time and in any manner whatsoever, purchase or otherwise acquire outstanding Notes of any Class and/or Series and carry out any legal act allowed by law. In that case the Issuer or any of its controlled companies or affiliates, as the case may be, may, among other things, hold such Notes or transfer them to third parties or cancel such Notes.

13. Covenants

        Under the terms of the Notes and for as long as any of such Notes remain outstanding, the Company covenants and agrees as follows:

     1. Affirmative Covenants

        (a) Financial Statements

        The Company shall provide, through the customary information channels provided by the applicable laws, all the accounting and financial information requested by the governing laws and regulations.

        (b) Insurance

        The Company shall ensure that and shall cause each of its Material Subsidiaries to maintain insurance with reputable insurance companies covering such risks as are usually carried by companies engaged in similar businesses and owing and/or operating properties similar to those owned and/or operated by the Company or its Material Subsidiaries, as the case may be.

        (c) Corporate Existence and Properties

        The Company shall, and shall cause each of its Material Subsidiaries to: (i) maintain in effect its corporate existence, (ii) take all necessary actions to maintain all rights, privileges, titles to property, licenses and the like necessary or desirable in the normal conduct of its business, activities or operations and (iii) keep all Properties necessary for the proper conduct of its business in good working order or condition; provided however, that nothing in this covenant shall prevent the Company or any of its Material Subsidiaries, from carrying out any transaction pursuant to the terms contained under “Merger, Sales and Leases” below.

        (d) Books and Records

        The Company shall, and shall cause each of its Material Subsidiaries to: (i) keep the books, accounts and records in conformity with the Argentine Generally Accepted Accounting Principles (Argentine GAAP) and the accounting standards that are in full force and effect.

        (e) Offices

     The Company shall maintain an office or an agency, by itself or through third parties, in Buenos Aires where the Notes may be presented or delivered for payment or for the registration of transfers or exchanges thereof (if applicable). Furthermore, notices to and demands against the Company in respect of the Notes may be sent to or served at such office, as applicable.

     2. Negative Covenants

        (a) Negative Pledge

        The Company shall not, and shall not permit any of its Material Subsidiaries to create, establish or suffer to exist any Lien on any of their present or future properties, to secure Indebtedness, unless at the same time or prior thereto, the Notes of the Company under each Class of Notes are secured equally and ratably therewith, except such Lien is a Permitted Lien.

        (b) Mergers, Sales and Leases

     The Company shall not merge into any other Person or convey, transfer or lease (a) its properties substantially as an entirety or (b) the License to any Person, unless, immediately after giving effect to such transaction: (i) no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and (ii) any surviving Person in case the Company merges into another Person, or any company formed as a consequence of such merger or consolidation with the Company or any Person that acquires by conveyance or transfer or which leases the properties of the Company substantially as an entirety (hereinafter the “Issuer’s Successor Company”), expressly assumes all the obligations of the Company under the Notes and pursuant to the terms and conditions thereof.

14. Events of Default

        In case any of the following events (each an “Event of Default”) shall have occurred and be continuing with respect to each Class and/or Series of Notes to be issued under the outstanding Program:

        1) the Company shall fail to pay the principal of such Class and/or Series on the date when due; or

        2) the Company shall fail to pay any interest on such Class and/or Series on the date when due and such failure shall continue for a period of 30 business days; or

        3) if (a) any other Indebtedness of the Company and/or of a Material Subsidiary becomes due and payable prior to its maturity date, otherwise than at the option of the Company (or, as the case may be, of the Material Subsidiary), or (b) any such Indebtedness of the Company and/or of a Material Subsidiary is not paid when due or, as the case may be, within the applicable grace period or (c) the Company and/or any of its Material Subsidiaries fails to pay when due any amount payable by it under any present or future guarantee for, or indemnity in respect of, any Indebtedness of the Company and/or any of its Material Subsidiaries; provided that the aggregate amount of the relevant Indebtedness, guarantees and/or indemnities in connection to which one or more of the events of default included in this paragraph have occurred equals US$ 40,000,000 or more or its equivalent in other currencies, and such default is continuing during 15 business days as from the date such event has occurred; or

        4) the Company shall fail duly to observe or perform any other covenant or agreement in respect of the Notes included in such Class and/or Series and such defaults are not cured within a period of 30 business days after the date on which a written notice thereof, requiring the Company to remedy the same shall have been duly given by the Holder; or

        5) a distress, attachment before judgment, execution or other legal proceeding having a similar effect is ordered, levied or enforced in court, on or against all or a substantial part of the property, assets or revenues of the Company or any of its Material Subsidiaries and such proceeding is not contested in good faith by the Company or the relevant Material Subsidiary nor is it revoked or stayed within 60 business days, provided the property, assets or revenues –in respect of which such distress, attachment before judgment, execution or other legal proceeding having a similar effect is ordered, levied or enforced in court, represent an amount equal to or exceeding 5% (five percent) of the consolidated assets of the Company; or

        6) The Company shall fail to make the payment ordered by a final judgment issued by court or by an administrative appeals court, provided that the amount to be paid pursuant to such judgment amounts to US$ 40,000,000 or more or its equivalent in other currencies, and 15 business days shall have passed since the payment date set forth by the relevant ruling; or

        7) the Company or any of its Material Subsidiaries (a) be declared bankrupt or insolvent or unable to pay its debts as they mature by a final and non-appealable judgment passed by a court of competent jurisdiction, or interrupts or stops the payment of all or a substantial part of its debts (b) files a voluntary petition in bankruptcy pursuant to the bankruptcy, insolvency or any other similar law now or hereafter in effect, in Argentina, (c) proposes or makes a general assignment or arrangement or composition with or for the benefit of its creditors in respect to all of its debts or a substantial part thereof, or (d) admits a suspension for payment with respect of or affecting all or a substantial part of the debts of the Company or of any of its Material Subsidiaries thereof, or

        8) an order is issued for or an effective resolution is passed for the winding-up or dissolution of the Company or any Material Subsidiary, or the Company or any Material Subsidiary interrupts the development of all its business or operations or of a substantial part thereof, other than for the purpose of carrying out a merger under and in accordance with the terms contained under “—Covenants – Negative Covenants –Merger, Sale and Leases”, or

        9) the License is revoked, suspended or terminated.

        If an Event of Default shall occur and be continuing (other than with respect to an Event of Default of the type described in subparagraphs (7)(a), (7)(b) or (7)(d) above) the Holders of not less than the majority in aggregate principal amount of such Class and/or Series at any time outstanding may, by written notice to the Company, declare the principal amount of all the Notes of such Class and/or Series immediately due and payable ( but Holders of one Class and/or Series of Notes shall not be entitled to declare the principal (and premium, if any) and any interest accrued in respect of its own Class and/or Series of Notes immediately due and payable in the case of an Event of Default resulting from another Class and/or Series not related to the Notes).

        If any of the Events of Default of the type described in subparagraphs (7)(a), (7)(b) or (7)(d) above occurs, the principal (and premium, if any) and any accrued and unpaid interest on all the outstanding Notes shall become due and payable immediately, without the need of any notice to the Company; provided, however, that after any such acceleration of the Notes of any Class and/or Series at any time outstanding, the Holders of a majority in aggregate principal amount of such Notes of any Class and/or Series at any time outstanding, may rescind and render such acceleration void if all the Events of Default, other than the non-payment of the accelerated principal, have been cured or waived in the manner provided herein.

        The foregoing provisions shall be without prejudice to the rights of each individual Holder of Notes to initiate an action against the Company for the payment of principal (and premium, if any) and interest due and payable on the Notes, as the case may be.

15. Modifications, Waivers and Amendments; Meetings of Noteholders

        The Company shall, upon request of the Noteholders of at least 5% (five percent) in aggregate principal amount of the Notes of one Class and/or Series at the time outstanding, or at its discretion, may, call a meeting of the Noteholders of such Class and/or Series at any time and from time to time, to make, give or take any request, demand, authorization, direction, notice, consent, waiver, resignation or other action provided by the Notes of such Class and/or Series to be made, given or taken by the Noteholders of such Class and or Series. The meetings of Noteholders of any Class and/or Series shall be held in the city of Buenos Aires, on such date and at such place as the Company shall determine. If a meeting is being held pursuant to a request of the Noteholders of any Class and/or Series, the agenda of the meeting shall be as determined in the request and such meeting shall be convened within forty (40) days from the date such request is received by the Company, as the case may be. Notice of any meeting of Noteholders of any Class and/or Series shall be given not less than ten days nor more than thirty days prior to the date fixed for the meeting by publishing it in the Boletín Oficial de la Argentina (Official Gazette of Argentina) and in a newspaper of general circulation in Argentina for five consecutive business days. Such notice to any meeting of Noteholders of any Class and/or Series shall include the date, place and time of the meeting, the agenda therefore and the requirements to attend in the manner provided below under “—Notices”.

        Any Noteholder of the relevant Class and/or Series may attend the meeting in person or by proxy. Directors, officers, managers, members of the supervisory committee and employees of the Company cannot be appointed as proxies. Noteholders who intend to attend the meeting must notify their intention to do so to the registrar, at least three (3) days prior to the date of such meeting.

        Meetings of Noteholders shall be governed by the provisions of the Negotiable Obligations Law, in all that has otherwise not been expressly provided herein.

        Meetings of Noteholders can be held upon a first or second call. The quorum for a meeting held upon a first call, shall be the Noteholders representing more than 60% in principal amount of the Notes of the relevant Class and/or Series at the time outstanding; and upon the failure to reach such quorum, the Noteholders representing more than 30% of the principal amount of the Notes of the relevant Class and/or Series at the time outstanding shall constitute a quorum for the meeting held upon a second call. In both cases, decisions shall be made by the affirmative vote of the Noteholders representing the majority in aggregate principal amount of the Notes of the relevant Class and/or Series, as the case may be, at the time outstanding, present or represented at a meeting of such Noteholders at which the quorum is present, provided, however, that the affirmative vote of the Noteholders representing the percentage of the principal amount of the Notes of any Class and/or Series at the time outstanding, as specified under “Events of Default” shall be required to adopt any of the measures specified in said Note. However, the unanimous affirmative vote of the Noteholders of any Class and/or Series that are affected by any amendment to the basic terms of the issue, included, but not limited to, the following changes:

(1)	changing the stated maturity of the principal amount of or any installment of interest on any Note of such Class and/or Series; or

(2)	reducing the principal amount of or the rate of interest payable on the Notes of such Class and/or Series; or

(3)	changing the place or currency of payment of the principal amount of or any interest payable on the Notes of such Class and/or Series; or

(4)	reducing the percentage of the principal amount of the outstanding Notes of such Class and/or Series necessary to modify or amend the Notes of such Class and/or Series or to consent to any waiver under the Notes of such Class and/or Series, if applicable thereto or reducing the above-mentioned requirements to vote or to have a quorum; or

(5)	modifying the foregoing requirements or reduce the percentage of the principal amount of the outstanding Notes of such Class and/or Series necessary to waive any past default or Event of Default.

        As long as the Notes redempted or acquired by the Issuer pursuant to the provisions under “Voluntary Redemption of the Issuer” and “Purchase or Acquisition of Notes by the Issuer”, are held, they shall not be counted to determine the quorum or the majorities at the Noteholders’ meetings.

        Except as provided above, any modification, amendment or waiver to the terms and conditions of the Notes shall be conclusive and binding on all the Noteholders of such Class and/or Series, whether or not they were present at the meeting, and whether or not notation of such modifications, amendments, or waivers are made upon the Notes of such Class and/or Series, provided they are duly passed at a meeting called and held in accordance with the provisions of the Negotiable Obligations Law.

        The Company may, without the consent of any Noteholder, modify or amend the Notes for any of the following purposes:

        to add covenants for the benefit of the Noteholders of all and each one of the Classes and/or Series of Notes;

        to add Events of Default for the benefit of the Noteholders of all and each one of the Classes and/or Series of Notes;

        to appoint a sucessor Registrar, Co-Registrar or Paying Agent;

        to cure any ambiguity, defect or inconsistency in the Notes;

        to make any changes that the Board of Directors considers, in good faith, do not adversely or significantly affect the rights of any of the Noteholders of the relevant Class and/or Series.

16. Notices

        Except as otherwise set forth in the relevant Pricing Supplement, all notices to Noteholders shall be deemed to have been duly given if they are published during 1 (one) day in the Bulletin of the BCBA, so long as the Notes of any Class and/or Series are listed in such Stock Exchange or in the relevant newsletter of the stock exchange or self-regulatory market where they are listed and, to the extent required by law, in the Boletín Oficial of the Republic of Argentina. In the event that the Notes of any Class and/or Series are not listed, notices to Noteholders may be given, at the option of the Issuer, by publishing them for one (1) day in a leading newspaper having general circulation in the relevant jurisdiction or by mailing them, on a personal basis, to the addresses that appear in the Register of the relevant Class and/or Series. Any notice so given shall be deemed given on the day following the date on which the notice was last published and/or the notice was received. Costs incurred in any publication and/or notice shall be borne by the Issuer.

17. Governing Law

        The Notes shall be governed by the Argentine law.

18. Paying Agent

        The Caja de Valores S.A. shall be the paying agent and/or any other entity appointed to that end for each Class and/or Series, as it is set forth in the applicable Pricing Supplement.

19. Registrar

        The Caja de Valores S.A. shall be the registrar and/or any other entity appointed to that end for each Class and/or Series, as it is set forth in the applicable Pricing Supplement.

20. Place of Payment

        All payments to be made in respect of the Notes shall be made through the Paying Agent at the address set forth in the applicable Pricing Supplement.

21. Placement

        The Notes shall be placed through individuals or entities authorized by the laws and regulations in effect in the Republic of Argentina to offer the Notes publicly in said country.

22. Listing

        The Notes may be listed on the BCBA or on the MAE. Furthermore, the Issuer may apply for authorization to list one or more Classes and/or Series of Notes in one or more stock exchanges and/or self-regulatory markets or may decide not to list them in any of them, as specified in the applicable Pricing Supplement.

23. Further Issues of Notes

        The Company may, from time to time, subject to the authorization of the CNV, but without the consent of the Holders of any of the outstanding Notes, create and issue new Notes having the same terms and conditions as such outstanding Notes or that are the same in all respects, except for their issue dates, interest rates, interest commencement dates and/or issue prices, so that the same shall be considered to form a single Class and/or Series with such outstanding Notes.

24. Jurisdiction. Arbitration Proceedings. Summary Enforcement

        Any controversy arising among the Issuer, the Noteholders, any person acting in any capacity in respect of any Class and/or Series issued under the Program and any other person in connection with anything provided in this Offering Circular and/or any applicable Pricing Supplement, its existence, validity, rating, interpretation, scope, compliance or resolution, shall be finally decided by the General Arbitration Tribunal of the Bolsa de Comercio de Buenos Aires pursuant to the regulations in effect for arbitration proceedings that all the above-mentioned persons know and accept, except for the provisions, if applicable, included in Section 38, Chapter X, Title I of the Schedule to Decree No. 677/01 that refers to the right to chose to bring an action before the competetent judicial courts should there arise any dispute with the above-mentioned entity and/or in the manner set forth in the applicable Pricing Supplement. An appeal may be sought in respect of the ruling rendered by the Arbitration Tribunal of the Bolsa de Comercio de Buenos Aires and such ruling shall be subject to the resources that are available. Fees and expenses derived from arbitration proceedings shall be determined and borne by the parties pursuant to the provisions contained under Title VI – Fees included in the Regulations of the Arbitration Tribunal of the Bolsa de Comercio de Buenos Aires.

        Notwithstanding the foregoing, in the event default in the payment of principal and/or interest on the Notes occurs, as the case may be, any Holder may chose to bring summary enforcement proceedings against the Issuer, in the courts of competent jurisdiction that sit in the City of Buenos Aires, pursuant to section 29 of the Negotiable Obligations Law.

Certain Definitions

        “Assets”: means, with respect to any person, the total assets determined according to the accounting standards effective in the Republic of Argentina in agreement with those applied when preparing the audited annual financial statements of the Company.

        “Indebtedness”: means any present or future obligation for the payment or repayment of money which has been borrowed or raised in the market.

        “Lien”: means any mortgage, pledge, lien, security interest, charge or other encumbrance or preferential agreement having the effect of constituting a security interest including, without limitation, any equivalent created or arising under the laws of any country where the Issuer owns property.

        “Permitted Lien”: means any Lien:

(1)	existing at the date of this Offering Circular:

(2)	created to secure all or any part of the purchase price, or to secure Indebtedness incurred or assumed to pay all or any part of the purchase price of the property acquired by the Issuer or, as the case may be, any Material Subsidiary after the date of this Offering Circular, or pre-existing on the property that is being acquired, provided that any such Lien shall be confined solely to the property so acquired or, as the case may be, shall exist only in respect of such property;

(3)	created by the Company or any of its Material Subsidiaries or any successor in business of a Material Subsidiary by the pledge or assignment of current or future accounts receivable or to be due from non-Argentine carriers and administrators for connection to the Argentine telephone network and created to secure Indebtedness incurred solely for purposes of financing the acquisition, construction or installation of fixed assets of the Company or any Material

Subsidiary, provided the total value of such collateral shall not exceed 5% (five percent) of the total assets of the Company;

(4)	created to secure an extension or refinancing of the Indebtedness for which the Lien was originally created, provided that the Lien is created over the original asset secured or a substitute asset having no more than the market value of the original asset secured not later than 15 days prior to such substitution;

(5)	arising by operation of law (even in respect of taxes); or

(6)	granted in circumstances where, immediately after the granting of the Lien, the aggregate Indebtedness of the Company or its Material Subsidiaries secured by Liens on any of their property then outstanding, at the moment of creating such Lien, ( excluding any Liens referred to in paragraphs (1) to (5) of this definition) shall not exceed the amount equivalent to 5% (five per cent) of the total consolidated assets of the Company in accordance with its financial statement that was last published; or

(7)	created to replace any of the Liens mentioned in paragraphs (1) to (6).

        “License”: means the licenses that have been granted to the Company to provide basic telephone services in Argentina.

        “Subsidiary” means any legal entity of which (or in which) the Company owns –directly or indirectly– more than 50% of such Person’s outstanding voting stock or has an interest of more than 50% in the principal or the profits of such legal entity.

        “Material Subsidiary”: means a Subsidiary of the Company (a) the total assets of which (or where the Subsidiary in question prepares consolidated financial statements, the consolidated assets of which, as appropriate) account for 10% or more of the total consolidated assets of the Company, all as calculated by reference to the then latest annual financial statement of such Subsidiary as of that date (or consolidated financial statements, as the case may be) and the then latest annual audited consolidated financial statements of the Company and its consolidated Subsidiaries; or (b) to which all or substantially all the assets and liabilities of a Subsidiary are transferred and which immediately before such transfer is a Material Subsidiary. As of the date of this Pricing Supplement none of the Subsidiaries is a Material Subsidiary.

        “Noteholder” or “Holder”: any person who owns or holds Notes.

Rating of the Program

        This Program has not been rated by any rating agency. Each Class and/or Series may be rated or not, pursuant to the terms stipulated in the relevant Pricing Supplement.

b) Plan of Distribution

Subscription and Sale

        At the time of issue of each Class and/or Series, the dealers appointed from time to time shall agree with the Issuer on the manner the Notes shall be placed, which manner shall also be included in the relevant Pricing Supplement. The Issuer may become liable, as agreed with each dealer, in each case, through the execution of the relevant underwriting or subscription agreement, among other things, for the reimbursement to the dealer of certain expenses incurred in connection with the relevant Classes and/or Series of Notes and may also become bound by the payment of compensation to the dealers.

        The creation of the Program has been authorized by Resolution No. 14,779 dated April, 23 2004 of the CNV, and it was established that any updating of or change in the information contained in the Offering Circular, including the annual updating required by the CNV, must be previously approved. In Argentina, the

Notes shall not be offered directly to the public, except through the Arranger or the dealers appointed for the relevant Classes and/or Series, who shall be individuals or entities authorized by the Argentine laws and regulations in effect, to offer or sell the Notes directly to the public in Argentina.

        The efforts to be made for the effective placement of each issue of Classes and/or Series of Notes for public offering pursuant to Act 17,811 as amended, shall be described in detail in the relevant Pricing Supplement of each issue of Classes and/or Series of Notes.

Intention to Subscribe beyond 5% of the Offering

        If applicable, the intention to subscribe beyond 5% of the Offering shall be determined in the Pricing Supplement of each issue of Classes and/or Series of Notes.

Use of Proceeds and Place of the Offering

        If applicable, it shall be determined in the Pricing Supplement of each issue of Classes and/or Series of Notes.

Distribution Plan

        If applicable, such Distribution Plan shall be determined in the Pricing Supplement of each issue of Classes and/or Series of Notes.

Binding Subscription Agreement

        If applicable, such binding Subscription Agreement shall be determined in the Pricing Supplement of each issue of Classes and/or Series of Notes.

c) Markets

        The Notes may be listed on the BCBA and on the MAE. Furthermore, the Issuer may request the authorization to have the Notes of one or more Classes and/or Series listed on one or more stock markets and/or self-regulated market, or may decide not to list such Notes in any of them, as specified on the applicable Pricing Supplement.

d) Issue Expenses

        Issue expenses shall be stipulated in the relevant Pricing Supplement for the each one of the issues of Classes and/or Series of Notes.

PRICING SUPPLEMENT to the Offering Circular of the Program (as defined below) dated April 23, 2004

TELEFÓNICA DE ARGENTINA S.A.
(incorporated pursuant to the laws of the Republic of Argentina)

Program for the Issue of non-convertible negotiable obligations for a principal amount not to exceed AR$ 1,500,000,000
or its equivalent in other currencies

Class LESEP Series May-2005 (Letras del Sector Privado)
for a principal amount of AR$ 163,264,000

THE ESTABLISHMENT OF THE PROGRAM AND THE PUBLIC OFFER OF THE NOTES TO BE ISSUED UNDER THE TERMS THEREOF (INCLUDING THE NOTES) HAVE BEEN AUTHORIZED BY RESOLUTION NO. 14,779 DATED APRIL, 23, 2004 OF THE COMISIÓN NACIONAL DE VALORES THE ARGENTINE NATIONAL SECURITES COMMISSION (THE “CNV”). THIS AUTHORIZATION ONLY MEANS THAT ALL REQUIREMENTS RELATED TO INFORMATION HAVE BEEN MET. THE CNV HAS NOT PASSED ANY JUDGMENT REGARDING DATA INCLUDED IN THIS PRICING SUPPLEMENT OR IN THE OFFERING CIRCULAR. THE VERACITY OF ALL ACCOUNTING, FINANCIAL AND ECONOMIC INFORMATION, AS WELL AS ALL OTHER INFORMATION CONTAINED IN THE OFFERING CIRCULAR AND SUPPLEMENTED BY THE PRICING SUPPLEMENT THERETO, IS THE EXCLUSIVE RESPONSIBILITY OF THE COMPANY AND OF ITS BOARD OF DIRECTORS AND, IN THE APPLICABLE PARTS, OF THE SUPERVISORY COMMITTEE OF THE COMPANY AND THE AUDITORS IN CONNECTION WITH THE REPORTS RESPECTIVELY ISSUED BY THEM ON THE FINANCIAL STATEMENTS INCLUDED IN THE OFFERING CIRCULAR. THE BOARD OF DIRECTORS OF THE COMPANY HEREBY REPRESENTS AND WARRANTS, UNDER OATH, THAT THE OFFERING CIRCULAR AND THE PRICING SUPPLEMENT THERETO CONTAIN, AS OF THE DATE OF ITS PUBLICATION, ACCURATE AND SUFFICIENT INFORMATION ON ALL MATERIAL FACTS WHICH MAY AFFECT THE ECONOMIC AND FINANCIAL CONDITION OF THE COMPANY AND ALL OTHER INFORMATION THAT MUST BE FURNISHED TO INVESTORS IN CONNECTION WITH THE PROGRAM AND THE NOTES, IN ACCORDANCE WITH APPLICABLE ARGENTINE LAWS AND REGULATIONS.

Class LESEP Series May-2005 Notes for a principal amount of AR$ 163,264,000 ( the "Notes") shall be issued by Telefónica de Argentina S.A. ("Telefónica de Argentina" or the "Company" or the "Issuer"), a sociedad anónima incorporated pursuant to the laws of the Republic of Argentina , under the Program for the Issue of non-convertible Negotiable Obligations for a principal amount of AR$ 1,500,000,000 (or its equivalent in other currencies) (the "Program") described in the Offering Circular dated April 23, 2004 (the “Offering Circular”) . The terms used in this Pricing Supplement not otherwise defined herein shall have the meanings assigned to them in the Offering Circular. The terms and conditions of the Notes shall be those set forth in the Offering Circular, except for the aspects modified in this Supplement.

The Notes constitute non-convertible Negotiable Obligations under the terms of the Law No. 23,576 as amended (“Ley de Obligaciones Negociables”) (the Negotiable Obligations Law). The Notes shall constitute direct, unconditional and unsecured obligations of the Company, ranking pari passu among themselves and with all other unsecured and unsubordinated Indebtedness of the Company, now or hereafter outstanding, except for such exceptions as may now or hereafter be provided by applicable law.

The Notes shall be issued in book-entry form and the registration thereof shall be maintained by Caja de Valores S.A. The Notes may be transferred in accordance with the effective rules and procedures of the Caja de Valores S.A.

THESE NOTES HAVE BEEN RATED BY ONLY ONE RATING AGENCY (See “The Offering -Ratings”, below).

Copies of the Offering Circular, of this Pricing Supplement and of the relevant Financial Statements shall be available upon request at the offices of the Lead Managers at the addresses set forth on the last page of this document, from Monday to Friday, from 10:00 a.m. to 3:00 p.m.

This Pricing Supplement is dated May 14, 2004

LEAD MANAGERS

THE OFFERING

Telefónica de Argentina S.A.

Program for the Issue of non-convertible negotiable obligations for a principal amount not to exceed AR$ 1,500,000,000
or its equivalent in other currencies

Issue of the Notes

Class LESEP Series May-2005 (Letras del Sector Privado)
for a principal amount of AR$ 163,264,000

See below the specific terms and conditions of the Notes that supplement the Terms and Conditions of the Notes included elsewhere in the Offering Circular of the Program

Issuer	Telefónica de Argentina S.A.

Lead Managers	Banco Río de la Plata S.A. and Deutsche Bank S.A.

Co-Lead Manager	Banco de Valores S.A.

Registrar and
Paying Agent	Caja de Valores S.A.

Settlement Agent	Banco Río de la Plata S.A.

Class	LESEP (Letras del Sector Privado)

Series	May-2005

Par Value	AR$ 163,264,000

Issue Price	92.5686% of the par value of the Notes

Interest	The Notes shall bear no interest, instead they shall be issued at a discount over the initial issue (zero coupon notes)

Yield of the Notes	nominal 8.05% per annum; upon a 365-day year

Issue Date	May 7, 2004

Term to Maturity	364 days

Maturity Date	May 6, 2005

Redemption	100% of the par value, payable on the Maturity Date

Denomination	AR$ 1 and/or denominations above such amount in multiples of AR$ 1

Issue Currency	Peso

Listing	Application has been made to list the Notes on the Bolsa de Comercio de Buenos Aires (the “BCBA”) (Buenos Aires Stock Exchange) and also to negotiate them on the Mercado Abierto Electrónico (the “MAE”) (Argentine OTC Market). At the option of the Issuer, the Notes may

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also be traded through Euroclear and/or Clearstream, and/or any other stock exchange or market in the country or abroad to be established from time to time.

Form of the Notes	The Notes shall be issued in book-entry form pursuant to Section 31 of the Negotiable Obligations Law.

Use of Proceeds	The net proceeds obtained from the placement of the Notes shall be used for working capital in Argentina and/or refinancing liabilities of the Issuer.

Applicable Law	Argentina

Jurisdiction	General Arbitration Tribunal of BCBA (See “Offering and Listing - Jurisdiction, Arbitration Proceedings and Summary Enforcement” in the Offering Circular).

Ratings	THE NOTES HAVE BEEN RATED BY ONLY ONE RATING AGENCY. The Notes have been rated A2(arg) by Fitch Argentina Calificadora de Riesgo S.A., with domicile at Sarmiento 663, Piso 7°, City of Buenos Aires, Argentina. For such rating agency, a A2(arg) rating signifies that the Notes have adequate capacity to pay, as and when due, all financial undertakings with respect to other issuers or issues within the country. However, the margin of safety is not high as in the categories granted a higher rating.

Voluntary Redemption By the Issuer
The Notes may not be redeemed by the Issuer as provided under “— Offering and Listing– Voluntary Redemption by the Issuer” included in the Offering Circular.

Taxes	The Issuer shall make the payments under the Notes free and clear of any deduction or withholding for or on account of taxes to be paid by the holder and that are effective at the time of each payment. There are certain tax benefits derived from the Notes. To obtain more information see Additional Information –Tax Burden” in the Offering Circular.

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PLACEMENT OF THE NOTES

Lead Managers

Banco Río de la Plata S.A. and Deutsche Bank S.A. executed a Dealer Manager Agreement with the Issuer.

Co-Lead Manager

Banco de Valores S.A. acts in the capacity of Co-Lead Manager, pursuant to a Co-Deal Manager Agreement executed by the Lead Managers and the Issuer.

Other Agents

Other Agents are all those companies (except for the Lead Managers and the Co-Lead Manager) that are authorized to operate in the MAE, that comply with the requirements set forth in Section 21 of the Law N° 17,811 as amended, and that have executed an agreement with the Lead Managers and the Issuer.

In this Pricing Supplement, the Lead Managers, the Co-Lead Manager and the other Agents are defined jointly as the “Agents”.

Listing

The Notes are offered publicly in the Republic of Argentina, pursuant to the terms of the Law No. 17,811 and other applicable rules and regulations (the “Public Offering Act”).

Pursuant to the Dealer Manager Agreement executed between the Issuer and the Lead Managers, the latter shall make their best efforts to make a public offering of the Notes. The Notes shall be placed from April 30, 2004 at 10.00 a.m. to May 4, 2004 at 3.00 p.m. as it shall be published in the Bulletin of the BCBA and in La Nación (the “Placement Notice”) and the Auction (as defined below) shall take place on May 4, 2004.

The placement of the Notes shall be made directly by the Lead Managers or through the Co-Lead Manager or Other Agents.

During the placement period of the Notes, the Lead Managers shall receive irrevocable purchase commitments (the “Bids”) from different investors (the “Offering Parties”).On the Auction Day (as defined below) the Bids shall be entered into the MAE-SOP Rueda LICI auction system administered by the MAE. Such Bids are entered to make the placement through an auction procedure mentioned under “Electronic Auction System” below (the “Auction”). The Issuer may suspend, modify or extend the placement period of the Notes and shall notify such suspension, modification or extension to the CNV and the BCBA at least one business trading day prior to the expected date of termination.

The Placement Notice shall set forth the proceeding to be followed for the subscription of the Notes for those investors wishing to subscribe.

Electronic Auction System

On the day of the Auction, the MAE-SOP system accepts Bids by the Offering Parties, whether directly if they are part of the group of Agents or indirectly through an Agent. The Agents participate in the Auction with Bids corresponding to their own positions and separate them from those of third parties. Neither the Issuer nor the Agents or the third parties will have access to the Bids received until the moment the Auction is closed. Once the time for receiving the Bids is over, the Issuer and the Lead Managers will have access to all the Bids received, in order to begin with the processes established in the Allocation Mechanism described below.

After the allocation, the information on the general statistics on the Bids that were received shall be made public by the Issuer, but no information whatsoever will be published on any specific Bid.

The Placement Notice states that the Auction shall take place on May 4, 2004. On that day, the Auction shall be made in the following way:

4

9.30 a.m.	The launching of the Auction is announced.

10.00 a.m.	The Electronic Auction System shall be opened to receive Bids.

3:00 p.m.	Time until which Bids can be submitted (the “Closing Time”).

Before 6:30 p.m.	The Issuer announces the results of the Auction.

The Agents may enter the Bids received in groups according to the Competitive Tranche or the Noncompetitive Tranche, the Requested Yield (as defined below) (if applicable) and the type of investor (except as provided for the Administradoras de Fondos de Jubilaciones y Pensiones (“AFJPs”) (Argentine Pension Funds) under the “Allocation Mechanism” described below). Each Agent has exclusive responsibility for the Bids entered by itself, in the event there is negligence or error on its part, and it shall maintain a written support of all the Bids submitted. The Issuer may audit the written support prior to the allocation or after thereof during a period of 30 days counted as from the date of the Auction.

The Issuer reserves the right to modify any of the terms set forth in the current Auction System in the event of: (i) force majeure, (ii) technical difficulties, (iii) if it were necessary to carry out an audit prior to the allocation and/or (iv) in his own discretion for any other reasonable cause whatsoever, in which case such circumstances shall be informed to the Agents through the MAE-SOP at the time such modification is made.

Auction Tranches

Each Bid may be submitted, as applicable, in a Competetive Tranche or in a Noncompetitive Tranche.

The day before the Auction, the Issuer shall announce the reference minimum yield stated as a nominal percentage per annum on a basis of 365 days and reduced to two decimals (the “Reference Minimum Yield”). The Issuer shall not accept Bids under the Reference Minimum Yield. According to the information given to the public through the Bulletin of the BCBA dated April 30, 2004, the Reference Minimum Yield was fixed at the nominal 7.10% per annum on a 365-day basis.

Each Offering Party may submit different Bids at the same time in the Competitive Tranche and the Noncompetitive Tranche, except for the AFJPs, that may only submit their Bids in the Competitive Tranche.

In the Competitive Tranche, each Offering Party may make one or more Bids at different Requested Yields (as defined below),with no restrictions as to the number of Bids and the requested nominal value.

The characteristics of each Tranche are described below:

Competitive Tranche

Any Offering Party that is interested in making a Bid may participate in the Noncompetitive Tranche. The Bid shall contain the following information:

  Requested nominal Value, with a minimum amount of AR$ 100,000 and multiples of AR$ 1.000;
  The yield requested, stated as the nominal percentage per annum, on a 365-day basis and reduced to two decimal points (examples: 5.12%, 7.09%, 8.23%) (the "Requested Yield "), that must be the same as or greater than the Reference Minimum Yield;
  Acceptance by the Offering Party to abide by the allocation mechanism described below; and
  Type of Offering Party: (a) local investors: individual, AFJP, Insurance Companies, Mutual Fund, Financial Entity for its own portfolio or other types of local investors; or (b) foreign investors: institutional foreign investor for its own portfolio, foreign individual, other types of foreign investors.

Noncompetitive Tranche

Any Offering Party that is interested in making a Bid may participate in the Noncompetitive Tranche. The Bid shall contain the following information:

5

  Requested nominal Value, that may not be less than AR$ 1,000 and which increases with multiples of said amount and cannot exceed AR$ 500,000;
  Acceptance by the Offering Party to abide by the Allocation Mechanism described below; and
  Type of Offering Party; (a) local investors: individual, Insurance Companies, Mutual Fund, Financial Entity for its own portfolio or other types of local investors (except AFJPs); or (b) foreign investors: institutional foreign investor for its own portfolio, foreign individual, other types of foreign investors.

Allocation Mechanism

According to the result of the Auction, the Issuer may decide to allocate the Notes or that no allocations be made under the Auction. In the event it decides to allocate the Notes, the following process shall be followed:

  The Issuer establishes the aggregate amount of the Notes to be issued (the “Aggregate Amount”) on the basis of the study of the Bids submitted.

  The Issuer determines the cutoff yield stated as nominal percentage per annum, upon a 365-day year and reduced to two decimals (the “Cut-off Yield”), which cutoff yield has to be equal to or higher than the Reference Minimum Yield and is taken to determine the Yield of the Notes.

  Once the Aggregate Amount and the Cut-off Yield are determined, the Issuer is obliged to allocate the Notes in all the Bids of the Competitive Tranche, the Requested Yield of which is below the Cut-off Yield. The Bids of the Competitive Tranche, the Requested Yield of which is equal to the Cut-off Yield may be accepted on a pro rata basis, if the Issuer so decides or if the full acceptance of such Bids exceeds the Aggregate Amount. However, the minimum principal amount to be allocated to the Competitive Tranche shall be AR$ 50,000,000; otherwise no allocations will be made under the Auction.

  All the Bids of the Noncompetitive Tranche shall be allocated to the Cut-off Yield up to a maximum principal amount of AR$ 50,000,000. If the total bids for the Noncompetitive Tranche submitted would be in excess of the mentioned amount, such Bids may be awarded in whole or on a pro rata basis at the option of the Issuer, if the total acceptance of such Bids exceeds the Aggregate Amount.

  The Issuer reserves the right to reject any Bid that does not comply with all the requirements set forth, even when such Bid may have offered a rate lower than the Cutoff Yield or it belongs to the Noncompetitive Tanche. Said rejection shall not entitle anybody to file any claim whatsoever against the Issuer or the Agent that may have presented it.

  The Agents must identify the Bids of each one of the AFJP. The total bids of each AFJP that exceed 25% of the Total Amount after having applied the Allocation Mechanism shall be adjusted to such percentage.

Determination of the Price

The resulting price from the Auction –for every AR$ 100 of the nominal value – is calculated according to the following formula, reduced to 4 decimals:

6

Example for a Cutoff Yield of 5.12% and a term of 364 days:

Rounding

If as a consequence of any pro rata carried out under the Allocation Mechanism, the nominal value to be allocated to a Bid includes decimal values below AR$0.50, such decimal values shall be deleted in order to round down the nominal value of the Notes to be allocated. On the contrary, if it includes decimal values equal to or over AR$ 0.50, the nominal value of the Notes to be allocated shall be AR$ 1.

7

ISSUER
TELEFÓNICA DE ARGENTINA S.A.
Ingeniero Huergo 723
(C1107AOH) Buenos Aires
Argentina

LEAD MANAGERS
Banco Río de la Plata S.A.		Deutsche Bank S.A.
Bartolomé Mitre 480		Tucumán 1, Piso 14
(C1036AAH)Buenos Aires		(C1049AAA) Buenos Aires
Argentina		Argentina

CO-LEAD MANAGER
Banco de Valores S.A.
Sarmiento 310
(C1041AAH) Buenos Aires
Argentina

LEGAL COUNSEL TO THE ISSUER
Estudio O Farrell
Av. de Mayo 645/651
(C1084AAB) Buenos Aires
Argentina

LEGAL COUNSEL TO THE LEAD MANAGERS
Pérez Alati, Grondona, Benites, Arntsen & Martínez de Hoz(h)
Suipacha 1111 - Piso 18
(C1008AAW) Buenos Aires
Argentina

REGISTRAR AND PAYING AGENT
Caja de Valores S.A.
25 de Mayo 362
(C1002ABH) Buenos Aires
Argentina

SETTLEMENT AGENT
Banco Río de la Plata S.A.
Bartolomé Mitre 480
(C1036AAH) Buenos Aires
Argentina

8

Item 3

PRICING SUPPLEMENT
to the Offering Circular of the Program dated April 23, 2004 and to the update thereof, dated June 22, 2004 (jointly, the "Offering Circular")

TELEFÓNICA DE ARGENTINA S.A.
(incorporated pursuant to the laws of the Republic of Argentina)

Program for the Issue of non-convertible Negotiable Obligations for a principal amount not to exceed AR$ 1,500,000,000
or its equivalent in other currencies

Class 2 Notes
for an aggregate global principal amount of AR$ 150,000,000 to be issued in one or two Series
(as specified under “The Offering –Nominal Value” herein)
Series A Fixed Rate Notes Due 2005 for a principal amount of AR$ 134,849,333, and
Series B Floating Rate Notes Due 2006 for a principal amount of AR$ 65,150,667

THE ESTABLISHMENT OF THE PROGRAM AND THE PUBLIC OFFER OF THE NOTES TO BE ISSUED UNDER THE TERMS THEREOF (INCLUDING THE NOTES, AS DEFINED BELOW) HAVE BEEN AUTHORIZED BY RESOLUTION NO. 14,779 DATED APRIL, 23 2004 OF THE COMISIÓN NACIONAL DE VALORES, THE ARGENTINE NATIONAL SECURITES COMMISSION (THE “CNV”). THIS AUTHORIZATION ONLY MEANS THAT ALL REQUIREMENTS RELATED TO INFORMATION HAVE BEEN MET. THE CNV HAS NOT PASSED ANY JUDGMENT REGARDING DATA INCLUDED IN THIS PRICING SUPPLEMENT OR IN THE OFFERING CIRCULAR. THE VERACITY OF ALL ACCOUNTING, FINANCIAL AND ECONOMIC INFORMATION, AS WELL AS ALL OTHER INFORMATION CONTAINED IN THE OFFERING CIRCULAR AND SUPPLEMENTED BY THE PRICING SUPPLEMENT THERETO, IS THE EXCLUSIVE RESPONSIBILITY OF THE COMPANY AND OF ITS BOARD OF DIRECTORS AND, IN THE APPLICABLE PARTS, OF THE SUPERVISORY COMMITTEE OF THE COMPANY AND THE AUDITORS IN CONNECTION WITH THE REPORTS RESPECTIVELY ISSUED BY THEM ON THE FINANCIAL STATEMENTS INCLUDED IN THE OFFERING CIRCULAR AND IN THIS PRICING SUPPLEMENT. THE BOARD OF DIRECTORS OF THE COMPANY HEREBY REPRESENTS AND WARRANTS, UNDER OATH, THAT THE OFFERING CIRCULAR AND THE PRICING SUPPLEMENT THERETO CONTAIN, AS OF THE DATE OF ITS PUBLICATION, ACCURATE AND SUFFICIENT INFORMATION ON ALL MATERIAL FACTS WHICH MAY AFFECT THE ECONOMIC AND FINANCIAL CONDITION OF THE COMPANY AND ALL OTHER INFORMATION THAT MUST BE FURNISHED TO INVESTORS IN CONNECTION WITH THE PROGRAM AND THE NOTES IN ACCORDANCE WITH APPLICABLE ARGENTINE LAWS AND REGULATIONS.

Class 2 Series A Fixed Rate Notes due 2005 for a principal amount of AR$ 134,849,667 and Class 2 Series B Floating Rate Notes due 2006 for a principal amount of AR$ 65,150,667 (as specified under “The Offering –Nominal Value” herein) (jointly, the "Notes") shall be issued by Telefónica de Argentina S.A. ("Telefónica de Argentina" or the "Company" or the "Issuer"), a sociedad anónima incorporated pursuant to the laws of the Republic of Argentina, under the Program for the Issue of non-convertible Negotiable Obligations for a principal amount of AR$ 1,500,000,000 (or its equivalent in other currencies) (the "Program") described in the Offering Circular. The terms used in this Pricing Supplement not otherwise defined herein shall have the meanings assigned to them in the Offering Circular. The terms and conditions of the Notes shall be those set forth in the Offering Circular, as supplemented by this Pricing Supplement.

The Notes constitute non-convertible Negotiable Obligations under the terms of the Law No. 23,576 as amended ("Ley de Obligaciones Negociables") (the “Negotiable Obligations Law”). The Notes shall constitute direct, unconditional and unsecured obligations of the Company, ranking pari passu among themselves and with all other unsecured and unsubordinated Indebtedness of the Company, now or hereafter outstanding, except for such exceptions as may now or hereafter be provided by applicable law.

The Notes shall be issued in book-entry form and the registration thereof shall be maintained by Caja de Valores S.A. The Notes may be transferred in accordance with the effective rules and procedures of the Caja de Valores S.A.

THESE NOTES HAVE BEEN RATED BY ONLY ONE RATING AGENCY. SEE “THE OFFERING-RATINGS”, BELOW.

Copies of the Offering Circular, of this Pricing Supplement and of the relevant Financial Statements shall be available upon request at the offices of the Lead Managers at the addresses set forth on the last page of this document, from Monday to Friday, from 10:00 a.m. to 3:00 p.m.

This Pricing Supplement is dated October 8, 2004

TABLE OF CONTENTS

Page
1. THE OFFERING	3
2. PLACEMENT OF THE NOTES	7
3. USE OF PROCEEDS	10

2

1. THE OFFERING

Telefónica de Argentina S.A.

Program for the Issue of non-convertible Negotiable Obligations for a principal amount not to exceed AR$ 1,500,000,000 or its equivalent in other currencies

     Class 2 Notes
for an aggregate global principal amount of AR$ 150,000,000 to be issued in one or two Series, as specified under “The Offering –Nominal Value” herein
at a Series A Fixed Rate Notes Due 2005 for a principal amount of AR$ 134,849,333, and at a Series B Floating Rate Notes Due 2006 for a principal amount of AR$ 65,150,667

See below the specific terms and conditions of the Notes that supplement the Terms and Conditions of the Notes included elsewhere in the Offering Circular of the Program

General Conditions applicable to the Class 2 Notes

Issuer	Telefónica de Argentina S.A.

Date of Issue	October 28, 2004

Lead Managers	BBVA Banco Francés S.A and JPMorgan Chase Bank, Buenos Aires Branch

Registrar and Paying Agent	Caja de Valores S.A.

Settlement Agent	BBVA Banco Francés S.A.

Class	Class 2

Nominal Value	The aggregate nominal value of the Notes shall be AR$ 150,000,000 or such larger or smaller amounts as determined by the Issuer. The Issuer may decide that no allocations be made under the Auction (as defined herein) and, consequently, may decide not to issue any Notes, or to decrease or increase the aggregate nominal value of the Notes up to the amount of AR$
200,000,000 authorized by the Board of the Company at the meeting held on
June 29, 2004 in one or more Series. However, in the event the Issuer decides to issue Notes in either one of the Series or in both of them, the nominal amount of the Notes of such Series must be at least AR$ 35,000,000. The maximum amount to be issued under each series shall be as determined by the Issuer according to the outcome of the Auction (as defined below).

Denomination	AR$ 1,000 and/or denominations above such amount in multiples of AR$ 1.

Currency	Peso.

Minimum Subscription Amount	AR$ 1,000 (Pesos one thousand).

Listing	Application has been made to list the Notes on the Bolsa de Comercio de
Buenos Aires (the “BCBA”) (Buenos Aires Stock Exchange) or on the
Mercado Abierto Electrónico (the “MAE”) (Argentine OTC Market).
Furthermore, at the option of the Issuer, the Notes may be traded through any other stock exchange or market in the country or abroad to be established from time to time.

3

Use of Proceeds	See "Use of Proceeds" below.

Form	The Notes shall be issued in book-entry form pursuant to Section 31 of the
Negotiable Obligations Law.

Governing Law	Argentina

Jurisdiction	General Arbitration Tribunal of the BCBA (See “Offering and Listing -
Jurisdiction, Arbitration Proceedings and Summary Enforcement” in the
Offering Circular)

Ratings	The Series A Fixed Rate Notes have been rated short term A2(arg) and the
Series B Floating Rate Notes have been rated long term BBB+(arg) by Fitch
Argentina Calificadora de Riesgo S.A., with domicile at Sarmiento 663, Piso
7°, Ciudad Autónoma de Buenos Aires, Argentina. A rating A2 (arg) for
Fitch Argentina Calificadora de Riesgo S.A., signifies that the Series has adequate capacity to pay, as and when due, all financial undertakings with respect to other issuers or issues within the country. However, the margin of safety is not high as in the categories granted a higher rating. A BBB+(arg)
rating signifies an adequate credit quality with respect to other issuers or other issues of the country. However, changing circumstances or changes in the economic conditions are more likely to lead to a weakened capacity to pay as and when due vis-à-vis financial undertakings that have been granted a higher rating. THE NOTES HAVE BEEN RATED BY ONLY ONE
RATING AGENCY.

Voluntary Redemption
by the Issuer	The Notes may not be redeemed by the Issuer as provided under "— Offering and Listing– Voluntary Redemption by the Issuer " included in the Offering
Circular.

Summary Enforcement	Holders may file summary enforcement proceedings, pursuant to Section 29 of the Negotiable Obligations Law. Pursuant to Section 4 of Decree No.
677/2001: The holders of the Notes shall be entitled to file summary proceedings and request the agency that maintains the register of Notes to issue balance statements to them for such purposes. These statements qualify the beneficial holders to file any action, including but not limited to, a summary enforcement, against the Company before any court having jurisdiction in Argentina in order to obtain any sum of money due under the
Notes.

Taxes	The Issuer shall make the payments under the Notes free and clear of any deduction or withholding for or on account of taxes to be paid by the holder and that are effective at the time of each payment. There are certain tax benefits derived from the Notes. To obtain more information see Additional
Information –Tax Burden” in the Offering Circular.

Specific Conditions applicable to Series A Fixed Rate Notes due 2005 for a principal amount of AR$134,849,333

Issue Price	100% of the nominal value of the Notes

Interest	The Notes will bear interest at the fixed rate equal to the Cut-off Rate (as defined below) that results from the Auction.

Interest Payment Dates	Interest shall be paid in full upon maturity of the Notes

4

Minimum Reference Interest Rate	8.25 % per annum, on a 365-day basis.

Cut-off Rate	Fixed percentage to be determined by means of the Auction process described below in this Pricing Supplement.

Redemption	Only one payment at maturity.

Term to Maturity	365 days

Maturity Date	October 28, 2005.

Specific Conditions applicable to Series B Floating Rate Notes due 2006 for a principal amount of AR$65,150,667

Issue Price	100% of the nominal value of the Notes

Interest	The Notes shall bear interest at a variable rate that shall be equal to the
Reference Rate plus the Cut-off Differential Margin (as defined below) that results from the Auction (the “Variable Coupon” shall result of adding up both of them). Interest shall be paid quarterly in arrears and commencing three months after the Issue Date. Payment shall be calculated on the basis of the Variable Coupon, which Coupon shall be determined for each three month period, two days before the payment date corresponding to the previous payment period (the “Calculation Date”). The Variable Coupon shall be determined at 7.00% for the first period. In all cases interest shall be calculated taking into account the number of actual days elapsed on the basis of a 365-day year. Payments shall be made on a Trading Day. For the purpose of this Pricing Supplement a “Trading Day” shall be any day on which the BCBA and the financial entities in Argentina are open for business and carry out their activities under normal conditions. If any payment would fall on a day that is not a trading day, such payment shall be made on the next succeeding Trading Day.

Interest Payment Dates	Interest shall be paid quarterly as specified under Interest.

Minimum Variable Coupon	7.00% per annum. It shall be applied in the event the Variable Coupon is less than 7.00%.

Maximum Variable Coupon	15.00% per annum. It shall be applied in the event the Variable Coupon is higher than 15.00%.

Reference Rate	The Reference Rate is the arithmetic mean of the interest rate published by the Banco Central de la República Argentina (“BCRA”) for 30 to 35 day time deposits of over one million pesos in the case of private banks
(BADLAR), published for the last 10 (ten) business days preceding the
Calculation Date. The Issuer shall calculate the Reference Rate.

Currently, daily interest rates are published by the BCRA on the Internet under www.bcra.gov.ar in the statistics section –monetary and finance deposit interest rate and BADLAR rate (daily series). Once the relevant year is selected, an Excel file with several spreadsheets opens. The Spreadsheet under “Estratos” must be selected and the relevant column must be looked for, according to the description above. In the event the BCRA discontinues the publication of such interest rate (i) the substitute rate of said rate as reported by the BCRA shall be used; or (ii) in the event there is no such substitute rate, the rate taken into account shall be the arithmetic mean of the

5

rates paid for the same term by the first five private banks, according to the last report on available deposits published by the BCRA.

Minimum Reference Interest Rate	2.00% per annum, on a 365-day basis.

Differential Cut-off Margin	Fixed percentage to be determined by means of the Auction process described below in this Pricing Supplement.

Redemption	Only one payment at maturity.

Term to Maturity	548 days

Maturity Date	April 29, 2006.

6

2. PLACEMENT OF THE NOTES

The Notes shall be publicly offered in Argentina pursuant to the terms of the Law No. 17,811 as amended (the “Public Offering Act”) and supplemented, in accordance with the procedures described below:

Distribution Plan

BBVA Banco Francés S.A. and JPMorgan Chase Bank, Buenos Aires Branch (jointly the “Lead Managers”) have executed a dealer manager agreement (the “Dealer Manager Agreement”) with the Issuer. Pursuant to such agreement, the Lead Managers shall make their best efforts to tender the Notes through the public offering thereof during the subscription period, which period shall not be lesser than ten (10) business days (the “Subscription Period”) and shall be determined in the subscription notice to be published in due course on the Daily Bulletin of the BCBA and in at least one newspaper of general circulation in the country. Such publication notice shall include the proceedings for the subscription of the Notes to be followed by those investors willing to subscribe for Notes (the “Subscription Notice”).

The Offering Circular and this Pricing Supplement shall be distributed for that purpose, group or individual meetings may be held and notices shall be published, whereby the Notes shall be offered, there shall be offers made personally (by telephone, e-mail or otherwise by any other mean of communication) and/or other methods of diffusion deemed appropriate and agreed with the Company shall be used, and all placement efforts shall be targeted at people in general or at certain groups or sectors. The Lead Managers shall be entitled to designate sub-Agents (the “SubAgents”) in agreement with the Issuer. Such designation shall be communicated in due course by placing a notice in the Daily Bulletin published by the BCBA.

During the Subscription Period, the Lead Managers shall receive from the different investors (the “Offering Parties”) binding expressions of interest (the “Purchase Orders”) that may be delivered pursuant to the terms of the Subscription Notice. The Company may discontinue or extend the Subscription Period and shall notify such decision to the CNV and the BCBA reasonably in advance and shall place a notice in the Daily Bulletin published by the BCBA, which notice shall be confirmed by publication thereof in at least one newspaper of general circulation.

Placement Procedure

During the Subscription Period, the Offering Parties shall deliver all the Purchase Orders to the Lead Managers, who shall record all such Purchase Orders in a registration computerized system maintained by the Lead Managers (the “Record”). Purchase Orders shall be entered in the Record and the relevant information contained in the Purchase Order shall be entered, including the date and hour it was received.

Purchase Orders delivered by the Offering Parties within the Subscription Period must indicate, among others, the following data: the amount offered, the Requested Interest Rate as defined below for the Series A Fixed Rate Notes and in the case of the Series B Variable Rate Notes, the amount offered and the Requested Differential Margin, as defined below. Such information set forth by the Offering Parties shall be used by the Lead Managers and the Company when determining the cut-off interest rate of the Series A Fixed Rate Notes (the “Cut-off Rate”) and the cut-off differential margin of the Series B Variable Rate Notes (the “Cut-off Differential Margin”) through an auction system, the Record for which shall be maintained in Argentina by the Lead Managers in their capacity as “joint book runners” (the “Auction”).

Once the Subscription Period is over, the Issuer and the Lead Managers shall organize and review the Purchase Orders entered into the Record in order to start with the process set forth in the Allocation Mechanism, described below. Once all Purchase Orders have been reviewed and the Issue Amount of each Series has been determined as well as the Cut-off Interest Rate of the Series A Fixed Rate Notes and the Cut-off Differential Margin of the Series B Variable Rate Notes, the Issuer shall make an announcement of the results of the Auction. Such announcement shall be notified by publishing it in the Daily Bulletin of the BCBA, before the Issue Date.

When receiving the Purchase Orders, each of the Lead Managers shall be exclusively responsible for processing the Purchase Orders received by him and shall keep a backup copy thereof on any medium whatsoever.

7

In order to secure payment of the offers submitted, Lead Managers may request potential investors to provide guarantees when making expressions of interest over AR$ 100,000. On the other hand, Lead Managers may reject Purchase Orders in the event of non-compliance with the regulations governing money laundering issues provided by the CNV or the Banco Central of the Republic of Argentina.

The Issuer reserves the right to amend any of the terms established herein upon the occurrence of any of the following: (i) force majeure, (ii) technical inconveniences, (iii) need to carry out an audit prior to the allocation and/or (iv) at its sole discretion, for any other reasonable cause that shall be informed to the Lead Managers in writing at the time of any such amendment.

After the allocation, the Issuer may make public the general statistical information on the Purchase Orders received, but under no circumstances shall any specific information on any of the Purchase Orders become public.

Purchase Order

Each one of the Offering Parties may submit one or more Purchase Orders; such Purchase Orders shall be received during the Subscription Period by the Lead Managers, who shall record the date and hour of receipt on the relevant Purchase Order. The Purchase Order shall contain the following information:

  Investor’s Name;
  Requested Series;
  Requested Nominal Value, with a minimum amount of AR$ 1,000 and multiples thereof;
  Acceptance by the Offering Party to abide by the allocation mechanism (the “Allocation Mechanism”) described below;
  Type of Offering Party; (a) local investors: individual, Administradora de Fondos de Jubilaciones y Pensiones ("AFJP") (Argentine Pension Funds), Insurance Companies, Mutual Fund, Financial Entity for its own portfolio or other types of local investors; or (b) foreign investors: institutional foreign investor for its own portfolio, foreign individual, other types of foreign investors;
  In the case of the Series A Fixed Rate Notes: The interest rate requested, stated as the annual nominal percentage on a 365-day basis and reduced to two decimal points (examples: 8.25%, 8.40%, 9.12%), that must be equal to or higher than the Minimum Reference Rate of Interest (the "Requested Interest Rate"); and
  In the case of the Series B Variable Rate Notes: The requested differential margin, stated as the annual nominal percentage on a 365-day basis and reduced to two decimal points (examples: 2.00%, 2.40%, 3.20%), that must be equal to or higher than the Minimum Differential Reference Margin (the "Requested Differential Margin").

The Issuer reserves the right to reject, at its own discretion, any Purchase Order that does not fulfill all the stated requirements, even when such Purchase Order may have offered a Requested Interest Rate lower then the Cut-off Rate or a Requested Differential Margin lower than the Cut-off Differential Margin, as the case may be. Any such rejection shall not give the right to file any claim whatsoever against the Issuer or the Lead Manager who presented the Purchase Order.

Determination of the Cut-off Rate and the Cut-off Differential Margin

According to the outcome of the Auction of each one of the Series, the Issuer may decide to allocate the Notes of such Series or to reject the Auction with respect to each one of the Series or both of them. If such Notes are allocated, the minimum nominal value of each Series shall be AR$ 35,000,000, in which case the following procedure shall be observed:

  For each one of the Series, the Purchase Orders shall be classify upwardly and shall be grouped according to the Requested Interest Rate and the Requested Differential Margin, as the case may be, in order to build a curve for each series (the "Demand Curve").

  From the analysis of the Demand Curve made for each Series, the Issuer shall determine the preliminary amount of the Notes to be issued in such series (the "Preliminary Amount of the Series"), the Cut-off Rate for the Series A Fixed Notes and the Cut-off Differential Margin for the Series B Variable Rate Notes. The Preliminary Amount of the Series shall be equal to the issue amount of the Series (the “Issue Amount”), except as described in the last paragraph under "Allocation Mechanism".

8

The Cut-off Rate shall be equal to or higher the Minimum Reference Rate of Interest and the Cut-off Differential Margin shall be equal to or higher the Minimum Differential Reference Margin, in both cases stated as the nominal percentage per annum on a 365-day basis and reduced to two decimal points.

All the Purchase Orders that have been allocated in the Series A Fixed Rate Notes shall receive the Cut-off Rate; all the Purchase orders that have been allocated in the Series B Variable Rate Notes shall receive the Cut-off Differential Margin.

Allocation Mechanism

Except for the cases described herein, the Lead Managers shall, in conjunction with the Issuer, allocate –other than on a pro rata basis– all those Purchase Orders with Requested Interest Rates lower than the Cut-off Rate and with Requested Differential Margins lower than the Cut-off Differential Margin. All the Purchase Orders with Requested Interest Rates or Requested Differential Margins equal to the Cut-off Rate or Cut-off Differential Margin, as the case may be, shall be distributed on a pro rata basis, proportionally in accordance with the nominal value requested and without excluding any of such Purchase Orders. All Purchase Orders with Requested Interest Rates or Requested Differential Margins higher the Cut-off Rate or the Cut-off Differential Margin, as the case may be, shall not be allocated.

In the event that the Cut-off Rate is the same as the Minimum Reference Rate of Interest and/or the Cut-off Differential Margin is the same as the Minimum Differential Reference Margin, the allocation for the Series in respect of which the above-described situation occurs shall be as follows: in the first place, the Purchase orders shall be classified by investor and each investor shall be allocated by the amount requested up to a maximum of AR$ 50,000, on a pro rata basis if necessary. Next, the remaining amount to be allocated shall be distributed on a pro rata basis proportionally among all the Purchase Orders that have not been considered.

Lead Managers shall identify the Purchase Orders of each AFJP. In the event that the total amount allocated in one Series to any one AFJP is more than 25% of the Preliminary Amount of the Series, the amount allocated to such AFJP as well as the Preliminary Amount of the Series shall be reduced until the Total Amount of the Series is such that the final amount allocated to such AFJP is not more than 25% of the Total Amount.

The Allocation Mechanism described herein is a transparent method that ensures equal treatment among the Offering Parties.

Rounding

If as a consequence of any pro rata carried out under the Allocation Mechanism, the nominal value to be allocated to a Purchase Order includes decimal values below AR$0.50, such decimal values shall be deleted in order to round down the nominal value of the Notes to be allocated. On the contrary, if it includes decimal values equal to or over AR$ 0.50, the nominal value of the Notes to be allocated shall be AR$ 1.

9

3. USE OF PROCEEDS

The net proceeds obtained from the Placement of the Class 2 Notes are estimated to be approximately AR$ 149 million if Notes are issued for a principal amount of AR$ 150 million. The Issuer will use such proceeds, pursuant to Section 36 of the Negotiable Obligations Law, to refinance financial liabilities of the Issuer in US$ due in the next six months and consisting of negotiable obligations issued in US dollars at a Fixed Rate and due on November 1, 2004 and financial loans expiring after such date and, in each case, bearing interest at a variable Libor interest rate that is reset every one to six-month periods, plus a spread, where applicable.

10

ISSUER
TELEFÓNICA DE ARGENTINA S.A.
Ingeniero Huergo 723
(C1107AOH) Buenos Aires
Argentina

LEAD MANAGERS

BBVA Banco Francés S.A.	JPMorgan Chase Bank,
Reconquista 199 – Piso 1°	Sucursal Buenos Aires
(C1003ABE) Buenos Aires	Av. Corrientes 411 – Piso 2°
Argentina	(C1043AAE) Buenos Aires
Argentina

LEGAL COUNSEL TO THE ISSUER
Estudio O’Farrell
 Av. de Mayo 645/651
(C1084AAB)
Buenos Aires
Argentina

LEGAL COUNSEL TO THE LEAD MANAGERS
Pérez Alati, Grondona, Benites, Arntsen & Martínez de Hoz(h)
Suipacha 1111 - Piso 18
(C1008AAW) Buenos Aires
Argentina

PAYING AGENT AND REGISTRAR
Caja de Valores S.A.
25 de Mayo 362
(C1002ABH) Buenos Aires
Argentina

SETTLEMENT AGENT
BBVA Banco Francés S.A.
Reconquista 199 – Piso 1°
(C1003ABE) Buenos Aires
Argentina

INDEPENDENT AUDITORS
Deloitte & Co.
Florida 234 – Piso 5°
(C1005AAF) Buenos Aires
Argentina

11

Item 4

PRICING SUPPLEMENT
 to the Offering Circular of the Program dated April 23, 2004 and to the update thereof, dated January 5, 2005 (jointly, the "Offering Circular")

TELEFÓNICA DE ARGENTINA S.A.
(incorporated pursuant to the laws of the Republic of Argentina)

Program for the Issuance of non-convertible negotiable obligations for a principal amount not to exceed AR$ 1,500,000,000
or its equivalent in other currencies

Class 3 Notes
for an aggregate global principal amount of AR$ 150,000,000 to be issued in one or two Series
(as specified under “The Offering –Nominal Value” herein)
Fixed Rate Series Notes Due 2006 for a principal amount of AR$ 200,000,000, and
Floating Rate Series Notes Due 2007 for a principal amount of AR$ 50,000,000

THE ESTABLISHMENT OF THE PROGRAM AND THE PUBLIC OFFER OF THE NOTES TO BE ISSUED UNDER THE TERMS THEREOF (INCLUDING THE NOTES, AS DEFINED BELOW) HAVE BEEN AUTHORIZED BY RESOLUTION NO. 14,779 DATED APRIL, 23 2004 OF THE COMISIÓN NACIONAL DE VALORES, THE ARGENTINE NATIONAL SECURITES COMMISSION (THE “CNV”). THIS AUTHORIZATION ONLY MEANS THAT ALL REQUIREMENTS RELATED TO INFORMATION HAVE BEEN MET. THE CNV HAS NOT PASSED ANY JUDGMENT REGARDING DATA INCLUDED IN THIS PRICING SUPPLEMENT OR IN THE OFFERING CIRCULAR. THE VERACITY OF ALL ACCOUNTING, FINANCIAL AND ECONOMIC INFORMATION, AS WELL AS ALL OTHER INFORMATION CONTAINED IN THE OFFERING CIRCULAR AND SUPPLEMENTED BY THE PRICING SUPPLEMENT THERETO, IS THE EXCLUSIVE RESPONSIBILITY OF THE COMPANY AND OF ITS BOARD OF DIRECTORS AND, IN THE APPLICABLE PARTS, OF THE SUPERVISORY COMMITTEE OF THE COMPANY AND THE AUDITORS IN CONNECTION WITH THE REPORTS RESPECTIVELY ISSUED BY THEM ON THE FINANCIAL STATEMENTS INCLUDED IN THE OFFERING CIRCULAR AND IN THIS PRICING SUPPLEMENT. THE BOARD OF DIRECTORS OF THE COMPANY HEREBY REPRESENTS AND WARRANTS, UNDER OATH, THAT THE OFFERING CIRCULAR AND THE PRICING SUPPLEMENT THERETO CONTAIN, AS OF THE DATE OF ITS PUBLICATION, ACCURATE AND SUFFICIENT INFORMATION ON ALL MATERIAL FACTS WHICH MAY AFFECT THE ECONOMIC AND FINANCIAL CONDITION OF THE COMPANY AND ALL OTHER INFORMATION THAT MUST BE FURNISHED TO INVESTORS IN CONNECTION WITH THE PROGRAM AND THE NOTES IN ACCORDANCE WITH APPLICABLE ARGENTINE LAWS AND REGULATIONS.

Class 3 Fixed Rate Series Notes due 2006 for a principal amount of AR$ 200,000,000 (the “Fixed Rate Notes”) and Class 3 Floating Rate Series Notes due 2007 for a principal amount of AR$ 50,000,000 (the “Floating Rate Notes”) (as specified under “The Offering –Nominal Value” herein) (jointly, the "Notes") shall be issued by Telefónica de Argentina S.A. (the "Issuer" or the "Company"), a sociedad anónima incorporated pursuant to the laws of the Republic of Argentina, under the Program for the Issuance of non-convertible negotiable obligations for a principal amount of AR$ 1,500,000,000 (or its equivalent in other currencies) (the "Program") described in the Offering Circular. The terms used in this Pricing Supplement not otherwise defined herein shall have the meanings assigned to them in the Offering Circular. The terms and conditions of the Notes shall be those set forth in the Offering Circular, as supplemented by this Pricing Supplement.

The Notes constitute non-convertible Negotiable Obligations (obligaciones negociables) under the terms of the Law No. 23,576 as amended ("Ley de Obligaciones Negociables") (the “Negotiable Obligations Law”). The Notes shall constitute direct, unconditional and unsecured obligations of the Company, ranking pari passu among themselves and with all other unsecured and unsubordinated Indebtedness of the Company, now or hereafter outstanding, except for such exceptions as may now or hereafter be provided by applicable law.

The Notes shall be issued in book-entry form and the registration thereof shall be maintained by Caja de Valores S.A. The Notes may be transferred in accordance with the effective rules and procedures of the Caja de Valores S.A.

THE FIXED RATE NOTES HAVE BEEN RATED A2(ARG) FOR THE SHORT TERM AND THE VARIABLE RATE NOTES HAVE BEEN RATED BBB+(ARG) FOR THE LONG TERM WITH A STABLE OUTLOOK BY FITCH ARGENTINA CALIFICADORA DE RIESGO S.A. THE NOTES HAVE BEEN RATED BY ONLY ONE RATING AGENCY. SEE “THE OFFERING-RATINGS”, BELOW.

Copies of the Offering Circular, of this Pricing Supplement and of the relevant Financial Statements shall be available upon request at the offices of the Lead Managers at the addresses set forth on the last page of this document, from Monday to Friday, from 10:00 a.m. to 3:00 p.m.

This Pricing Supplement is dated January 13, 2005

LEAD MANAGERS

HSBC BANK ARGENTINA, S.A.

Terms and Conditions for the Issue of Class 3 Notes

for an aggregate global principal amount of AR$ 150,000,000 to be issued en one or two Series, as specified under “The Offering –Nominal Value” herein
Fixed Rate Notes due 2006 for a principal amount of AR$ 200,000,000, and
Floating Rate Notes due 2007 for a principal amount of AR$ 50,000,000

See below the specific terms and conditions of the Notes that supplement the Terms and Conditions of the Notes included elsewhere in the Offering Circular of the Program.

General Conditions applicable to the Class 3 Notes

Issuer	Telefónica de Argentina S.A.

Date of Issue	February 11, 2005

Lead Managers	Citicorp Capital Markets S.A. and HSBC Bank Argentina S.A

Registrar and Paying Agent	Caja de Valores S.A.

Settlement Agent	HSBC Bank Argentina S.A.

Class	Class 3

Nominal Value	The aggregate nominal value of the Notes shall be AR$ 150,000,000 or such larger or smaller amounts as determined by the Issuer. The Issuer may decide that no allocations be made under the Auction (as defined herein) and, consequently, may decide not to issue any Notes, or to decrease or increase the aggregate nominal value of the Notes up to the amount of AR$ 250,000,000 authorized by the Board of the Company at the meeting held on December 13, 2004, in one or more Series.
However, in the event the Issuer decides to issue Notes in either one of the Series or in both of them, the nominal amount of the Notes of such
Series must be at least AR$ 35,000,000. The maximum amount to be issued under each series shall be as determined by the Issuer according to the outcome of the Auction (as defined below).

Issue Price	100% of the par value of the notes.

Denomination	AR$ 1,000 and/or denominations above such amount in multiples of
AR$ 1.

Issue Currency	Peso.

Minimum Subscription Amount	AR$ 1,000 (Pesos one thousand)

Listing and Negotiation	Application has been made to list the Notes on the Bolsa de Comercio de
Buenos Aires (the “BCBA”) (Buenos Aires Stock Exchange) or to
negotiate them on the Mercado Abierto Electrónico (the “MAE”)
(Argentine OTC Market). Furthermore, at the option of the Issuer, the
Notes may also be traded through any other stock exchange or market in the country or abroad to be established from time to time.

Use of Proceeds	See "Use of Proceeds" below.

Form of the Notes	The Notes shall be issued in book-entry form pursuant to Section 31 of the Negotiable Obligations Law.

2

Governing Law	Argentina

Jurisdiction	General Arbitration Tribunal of the BCBA or the one to be created in the future pursuant to Section 38 of Decree 677/01 and companion provisions (See “Offering and Listing - Jurisdiction, Arbitration
Proceedings and Summary Enforcement” in the Offering Circular).

Ratings	The Fixed Rate Notes have been rated A2(arg) for the short term and the
Floating Rate Notes have been rated BBB+(arg) for the long term with a stable outlook, by Fitch Argentina Calificadora de Riesgo S.A., with domicile at Sarmiento 663, Piso 7°, City of Buenos Aires, Argentina. A
rating A2 (arg) for Fitch Argentina Calificadora de Riesgo S.A. For such rating agency, A2(arg) rating signifies that the Series has adequate capacity to pay, as and when due, all financial undertakings with respect to other issuers or issues within the country. However, the margin of safety is not high as in the categories granted a higher rating. A
BBB+(arg) rating signifies an adequate credit quality with respect to other issuers or other issues of the country. However, changing circumstances or changes in the economic conditions are more likely to lead to a weakened capacity to pay as and when due vis-à-vis financial undertakings that have been granted a higher rating. THE NOTES
HAVE BEEN RATED BY ONLY ONE RATING AGENCY.

Voluntary Redemption
by the Issuer	The Notes may not be redeemed by the Issuer as provided under "—
Offering and Listing– Voluntary Redemption by the Issuer " included in the Offering Circular.

Summary Enforcement	Holders may file summary enforcement proceedings, pursuant to Section
29 of the Negotiable Obligations Law. Pursuant to Section 4 of Decree
No. 677/2001, the holders of the Notes shall be entitled to file summary proceedings and request the agency that maintains the register of Notes to issue balance statements to them for such purposes These statements qualify the beneficial holders to file an action, including but not limited to, a summary enforcement, against the Company before any court having jurisdiction in Argentina in order to obtain any sum of money due under the Notes.

Taxes	The Issuer shall make the payments under the Notes free and clear of any deduction or withholding for or on account of taxes to be paid by the holder and that are effective at the time of each payment. There are certain tax benefits derived from the Notes. To obtain more information see Additional Information –Tax Burden” in the Offering Circular.

Specific Conditions applicable to Fixed Rate Notes due 2006 for a principal amount of AR$ 200,000,000

Interest	The Notes will bear interest at the fixed rate equal to the Cut-off Rate (as defined below) that results from the Auction.

Interest Payment Dates	Interest shall be paid in full upon maturity of the Notes.

Minimum Reference Interest Rate	8.00 % per annum, on a 365-day basis.

Cut-off Rate	Fixed percentage to be determined by means of the Auction process described below in this Pricing Supplement.

Redemption	Only one payment at maturity

Term to Maturity	365 days.

3

Maturity Date	February 11, 2006.

Specific Conditions applicable to Floating Rate Notes due 2007 for a principal amount of AR$ 50,000,000

Interest	The Notes shall bear interest at a variable rate that shall be equal to the
Reference Rate plus the Cut-off Differential Margin (as defined below)
(the “Variable Coupon” shall result of adding up both of them).

Form of Interest Payment	Interest shall be paid quarterly in arrears and commencing three months after the Issue Date. Payment shall be calculated on the basis of the
Variable Coupon, which Coupon shall be determined for each three-
month (3) period, two (2) Business Trading Days before the payment date corresponding to the previous payment period (the “Calculation
Date”). The Variable Coupon shall be determined at 7.00% for the first period. In all cases interest shall be calculated taking into account the number of actual days elapsed on the basis of a 365-day year. Payments shall be made on a Business Trading Day. For the purpose of this Pricing
Supplement a “Business Trading Day” shall be any day on which the
BCBA and the financial entities in Argentina are open for business and carry out their activities under normal conditions. If any payment would fall on a day that is not a Business Trading Day, such payment shall be made on the next succeeding Business Trading Day.

Minimum Variable Coupon	7.00% per annum. It shall be applied in the event the Variable Coupon is less than 7.00%.

Maximum Variable Coupon	15.00% per annum. It shall be applied in the event the Variable Coupon is higher than 15.00%.

Reference Rate	The Reference Rate shall be calculated quarterly and it shall be the arithmetic mean of the interest rate published by the Banco Central de la
República Argentina (“BCRA”) for time deposits of AR$ 100,000 to
AR$ 499,999 in Pesos for a term of up to 59 days, published during the
Business Trading Days within the ninety (90) days prior to the relevant
Date of Calculation (“Tasa Encuesta”). The Issuer shall calculate the
Reference Rate.

Currently, daily interest rates are published by the BCRA on the Internet under www.bcra.gov.ar in the statistics section –monetary and finance–
deposit interest rate and BADLAR rate (daily series). Once the relevant year is selected, an Excel file with several spreadsheets opens. The
Spreadsheet under “Estratos” must be selected and the relevant column must be looked for, according to the description above. In the event the
BCRA discontinues the publication of such interest rate (i) the substitute rate of said rate as reported by the BCRA shall be used; or (ii) in the event there is no such substitute rate, the rate taken into account shall be the arithmetic mean of the rates paid for the same term by the first five private banks, according to the last report on available deposits published by the BCRA.

Minimum Reference Interest Margin	2.50% per annum, upon a 365-day basis.

Differential Cut-off Margin	Fixed percentage to be determined by means of the Auction process described below in this Pricing Supplement.

Redemption	Only one payment at maturity.

Term to Maturity	730 days

4

Maturity Date	February 11, 2007

PLACEMENT OF THE NOTES

The Notes shall be publicly offered in Argentina pursuant to the terms of the Law No. 17,811 as amended (the “Public Offering Act”) and supplemented, in accordance with the procedures described below:

Distribution Plan

Citicorp Capital Markets S.A and HSBC Bank Argentina S.A. (jointly the “Lead Managers”) have executed a dealer manager agreement (the "Dealer Manager Agreement ") with the Issuer. Pursuant to such agreement, the Lead Managers shall make their best efforts to tender the Notes through the public offering thereof during the subscription period, which period shall not be lesser than ten (10) Business Trading Days (the "Subscription Period ") and shall be determined in the subscription notice to be published in due course on the Daily Bulletin of the BCBA and in at least one newspaper of general circulation in the country. Such publication notice shall include the proceedings for the subscription of the Notes to be followed by those potential investors (the “Offering Parties”) willing to subscribe for Notes (the “Subscription Notice”).

The Offering Circular and this Pricing Supplement shall be distributed for that purpose, group or individual meetings may be held and notices shall be published, whereby the Notes shall be offered, there shall be offers made personally (by telephone, e-mail or otherwise by any other mean of communication) and/or other methods of diffusion deemed appropriate and agreed with the Company shall be used, and all placement efforts shall be targeted at people in general or at certain groups or sectors. The Lead Managers shall be entitled to designate sub-Agents (the "SubAgents") in agreement with the Issuer. Such designation shall be communicated in due course by placing a notice in the Daily Bulletin published by the BCBA.

During the Subscription Period, the Lead Managers shall receive from the different Offering Parties binding expressions of interest (the “Purchase Orders”) that may be submitted pursuant to the terms of the Subscription Notice. The Company may discontinue or extend the Subscription Period and shall notify such decision to the Lead Managers, the CNV, the BCBA and the MAE reasonably in advance and shall place a notice in the Daily Bulletin published by the BCBA, which notice shall be confirmed by publication thereof in at least one newspaper of general circulation.

Placement Procedure

During the Subscription Period, the Offering Parties shall deliver all the Purchase Orders to the Lead Managers, who shall record all such Purchase Orders in a registration computerized system maintained by the Lead Managers (the “Record”), in compliance with all the requirements of Section 57, as amended and companion provisions under Chapter VI of Book I – issuers – contained in the regulations by the CNV, all that under the exclusive responsibility of the Lead Managers. Purchase Orders shall be entered in the Record and the relevant information contained in the Purchase Order shall be entered, including the date and hour it was received.

Purchase Orders submitted by the Offering Parties within the Subscription Period must indicate, among others, the following data: the amount offered, the Requested Interest Rate as defined below for the Fixed Rate Notes and in the case of the Variable Rate Notes, the amount offered and the Requested Differential Margin, as defined below. Such information set forth by the Offering Parties shall be used by the Lead Managers and the Company when determining the cut-off interest rate of the Fixed Rate Notes (the “Cut-off Rate”) and the cut-off differential margin of the Variable Rate Notes (the “Cut-off Differential Margin”) through an auction system, the Record for which shall be maintained in Argentina by the Lead Managers (the "Auction").

Once the Subscription Period is over, the Issuer and the Lead Managers shall organize and review the Purchase Orders entered into the Record in order to start with the process set forth in the Allocation Mechanism, described below. Once all Purchase Orders have been reviewed and the Issue Amount of each Series has been determined as well as the Cut-off Interest Rate of the Fixed Rate Notes and the Cut-off Differential Margin of the Variable Rate Notes, the Issuer shall make an announcement of the results of the Auction process. Such announcement shall be notified by publishing it in the Daily Bulletin of the BCBA, before the Issue Date.

When receiving the Purchase Orders, each of the Lead Managers shall be exclusively responsible for processing the Purchase Orders received by him and shall keep such Purchase Orders in written, as well as a backup copy thereof on any medium whatsoever.

5

In order to secure payment of the offers submitted, Lead Managers may request potential Offering Parties to provide guarantees when making expressions of interest over AR$ 100,000. On the other hand, Lead Managers may reject Purchase Orders in the event of non-compliance with the regulations governing money laundering issues provided by the CNV or the Banco Central of the Republic of Argentina.

The Issuer reserves the right to amend any of the terms established herein upon the occurrence of any of the following: (i) force majeure, (ii) technical inconveniences, (iii) need to carry out an audit prior to the allocation and/or (iv) at its sole discretion, for any other reasonable cause that shall be informed to the Lead Managers in writing at the time of any such amendment.

After the allocation, the Issuer may make public the general statistical information on the Purchase Orders received, but under no circumstances shall any specific information on any of the Purchase Orders become public.

Purchase Order

Each one of the Offering Parties may submit one or more Purchase Orders; such Purchase Orders shall be received during the Subscription Period by the Lead Managers and Sub-Agents, who shall record the date and hour of receipt on the relevant Purchase Order. The Purchase Order shall contain the following information:

  Offering Party’s Name;
  Requested Series;
  Requested Nominal Value, with a minimum amount of AR$ 1,000 and multiples thereof;
  Acceptance by the Offering Party to abide by the allocation mechanism (the “Allocation Mechanism”) described below;
  Type of Offering Party; (a) local investors: individual, Administradora de Fondos de Jubilaciones y Pensiones ("AFJP") (Argentine Pension Funds), Insurance Companies, Mutual Fund, Financial Entity for its own portfolio or other types of local investors; or (b) foreign investors: institutional foreign investor for its own portfolio, foreign individual, other types of foreign investors;
  In the case of the Fixed Rate Notes: The interest rate requested, stated as the annual nominal percentage on a 365-day basis and reduced to two decimal points (examples: 8.00%, 8.15%, 8.80%), that must be the same as or higher than the Minimum Reference Rate of Interest (the "Requested Interest Rate"); and
  In the case of the Variable Rate Notes: The requested differential margin, stated as the annual nominal percentage on a 365-day basis and reduced to two decimal points (examples: 2.50%, 2.78%, 3.10%), that must be equal or higher than the Minimum Differential Reference Margin (the "Requested Differential Margin").

The Issuer reserves the right to reject, at its own discretion, any Purchase Order that does not fulfill all the stated requirements, even when such Purchase Order may have offered a Requested Interest Rate lower the Cut-off Rate or a Requested Differential Margin lower the Cut-off Differential Margin, as the case may be. Any such rejection shall not give the right to file any claim whatsoever against the Issuer or the Lead Manager who presented the Purchase Order.

Determination of the Cut-off Rate and the Cut-off Differential Margin

According to the outcome of the Auction of each one of the Series, the Issuer may decide to allocate the Notes of such Series or to reject the Auction with respect to each one of the Series or both of them. If such Notes are allocated, the minimum nominal value of each Series shall be AR$ 35,000,000, in which case the following procedure shall be observed:

  For each one of the Series, the Purchase Orders shall be classify upwardly and shall be grouped according to the Requested Interest Rate and the Requested Differential Margin, as the case may be, in order to build a curve for each series (the "Demand Curve").

  From the analysis of the Demand Curve made for each Series, the Issuer shall determine the preliminary amount of the Notes to be issued in such series (the "Preliminary Amount of the Series"), the Cut-off Rate for the Fixed Rate Notes and the Cut-off Differential Margin for the Variable Rate Notes. The Preliminary Amount of the Series shall be equal to the issue amount of the Series (the “Issue Amount”), except as described in the antepenultimate paragraph under "Allocation Mechanism".

The Cut-off Rate shall be equal or over the Minimum Reference Rate of Interest and the Cut-off Differential Margin shall be equal or higher than the Minimum Differential Reference Margin, in both cases stated as the nominal

6

percentage per annum on a 365-day basis and reduced to two decimal points.

All the Purchase Orders that have been allocated in the Fixed Rate Notes shall receive the Cut-off Rate; all the Purchase orders that have been allocated in the Variable Rate Notes shall receive the Cut-off Differential Margin.

Allocation Mechanism

Except for the cases described herein, the Lead Managers shall, in conjunction with the Issuer, allocate –other than on a pro rata basis– all those Purchase Orders with Requested Interest Rates lower the Cut-off Rate and with Requested Differential Margins lower the Cut-off Differential Margin. All the Purchase Orders with Requested Interest Rates or Requested Differential Margins, as the case may be, shall be distributed on a pro rata basis, proportionally in accordance with the nominal value requested and without excluding any of such Purchase Orders. All Purchase Orders with Requested Interest Rates or Requested Differential Margins over the Cut-off Rate or the Cut-off Differential Margin, as the case may be, shall not be allocated.

In the event that the Cut-off Rate is the same as the Minimum Reference Rate of Interest and/or the Cut-off Differential Margin is the same as the Minimum Differential Reference Margin, the allocation for the Fixed Rate Notes and the Variable Rate Note, in respect of which the above-described situation occurs, shall be as follows: in the first place, the Purchase orders shall be classified by Offering Party and each Offering Party shall be allocated by the amount requested up to a maximum of AR$ 50,000, on a pro rata basis if necessary. Next, the remaining amount to be allocated shall be distributed on a pro rata basis proportionally among all the Purchase Orders that have not been considered.

Lead Managers shall identify the Purchase Orders of each AFJP. In the event that the total amount allocated in one Series to any one AFJP is more than 25% of the Preliminary Amount of the Series, the amount allocated to such AFJP as well as the Preliminary Amount of the Series shall be reduced until the Total Amount of the Series is such that the final amount allocated to such AFJP is not more than 25% of the Total Amount of such Series.

The Allocation Mechanism described herein is a transparent method that ensures equal treatment among the Offering Parties.

The result of the allocation of the Notes shall be informed by publishing a notice in the Daily Bulletin of the BCBA.

Settlement Mechanism

The settlement of the Notes shall be effected on the third Business Trading Day following the date of termination of the Subscription Period. On such date, the Settlement Agent shall transfer, upon payment of the Subscription Price, the Notes to the accounts at Caja de Valores of those investors that have subscribed and paid such Notes, pursuant to the instructions received by the Lead Managers, except for the Retail investors, in which case the relevant Settlement Agent shall transfer the relevant Notes to the accounts at Caja de Valores of the Lead Manager or Sub-Agent, as the case may be.

Rounding

If as a consequence of any pro rata apportionment carried out under the Allocation Mechanism, the nominal value to be allocated to an Offering Party under its relevant Purchase Order includes decimal values below AR$0.50, such decimal values shall be deleted in order to round down the nominal value of the Notes to be allocated. On the contrary, if it includes decimal values equal to or over AR$ 0.50, the nominal value of the Notes to be allocated shall be AR$ 1.

7

USE OF PROCEEDS

The net proceeds obtained from the Placement of the Class 3 Notes are estimated to be approximately AR$ 149 million if Notes are issued for a principal amount of AR$ 150 million. The Issuer will use such proceeds, pursuant to Section 36 of the Negotiable Obligations Law, to pay off own financial liabilities with maturities up to August 31, 2005 in Pesos at a fixed rate and/or in US$ bearing fixed interest or variable interest on a LIBOR basis, reset on periods from 1 to 6 months plus a spread, as the case may be.

8

Issuer
TELEFÓNICA DE ARGENTINA S.A.
(Principal Place of Business)
Ingeniero Huergo 723
(C1107AOH) Buenos Aires
Argentina

Lead Managers
CITICORP CAPITAL MARKETS S.A.	HSBC BANK ARGENTINA S.A.
Florida 183; piso 5°	Avda. de Mayo 701, piso 24°
(C1005AAC) Ciudad Autónoma de Buenos Aires	(C1084AAC) Ciudad Autónoma de Buenos Aires
República Argentina	República Argentina

Legal Counsel to the Company	Legal Counsel to the Lead Managers
BRUCHOU, FERNÁNDEZ MADERO, LOMBARDI	ESTUDIO BULLÓ, TASSI, ESTEBENET,
& MITRANI	LIPERA, TORASSA & ASOCIADOS
Ingeniero Enrique Butty 275	Juana Manso 205
(C1001AFA) Ciudad Autónoma de Buenos Aires	(C1107CBE) Ciudad Autónoma de Buenos Aires
República Argentina	República Argentina

Paying Agent and Registrar
CAJA DE VALORES S.A.
25 de mayo 362
(C1002ABH) Ciudad Autónoma de Buenos Aires
República Argentina

Settlement Agent
HSBC BANK ARGENTINA S.A.
Avda. de Mayo 701, piso 24°
(C1084AAC) Ciudad Autónoma de Buenos Aires
República Argentina

9

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	May 24, 2005	By:	/s/ Pablo Luis Llauró

			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel